UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PFENEX INC.

(Name of Subject Company)

PFENEX INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717071104

(CUSIP Number of Class of Securities)

Evert B. Schimmelpennink

Chief Executive Officer

Pfenex Inc.

10790 Roselle Street

San Diego, CA 92121

(858) 352-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Dan Koeppen Zachary Myers Wilson Sonsini Goodrich & Rosati, Professional Corporation 12235 El Camino Real San Diego, California 92130 (858) 350-2300	Ethan Lutske Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Pfenex Inc., a Delaware corporation (“Pfenex” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Pfenex. The address of Pfenex’s principal executive office is 10790 Roselle Street, San Diego, California 92121. The telephone number of Pfenex’s principal executive office is (858) 352-4400.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.001 par value per share, of Pfenex (the “Shares”). As of the close of business on August 27, 2020, the latest practicable date prior to the filing of this Schedule 14D-9, there were (i) 34,315,550 Shares issued and outstanding and (ii) 4,754,951 Shares reserved for issuance pursuant to the exercise of outstanding options to purchase Shares under any of the Company Stock Plans (as defined below, and each such option, a “Company Option”) (of which 4,617,651 Shares are reserved for issuance pursuant to the exercise of outstanding In-The-Money Company Options (as defined below)).

Item 2. Identity and Background of Filing Person.

Name and Address.

Pfenex, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Pfenex are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Pelican Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Acquisition Sub and Ligand with the Securities and Exchange Commission (the “SEC”) on August 31, 2020 pursuant to which Acquisition Sub has offered to purchase all of the outstanding Shares for a purchase price of (i) $12.00 per Share, in cash (the “Cash Portion”), and (ii) a non-transferrable contractual contingent value right per Share (a “CVR”), pursuant to the Contingent Value Rights Agreement (as it may be amended from time to time, the “CVR Agreement”), to receive a contingent payment of $2.00 in cash upon the achievement of a specified milestone as set forth in the CVR Agreement and described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Contingent Value Rights Agreement” (the “CVR Portion”, and together with the Cash Portion, the “Offer Price”), without interest, subject to any required tax withholding and upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase, dated August 31, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer.” A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 10, 2020 (as such agreement may be amended from time to time in accordance with the terms thereof, the “Merger Agreement”), by and among Ligand, Acquisition Sub, and Pfenex. The Merger Agreement provides that, among other things, the Offer is conditioned upon (i) there being validly tendered in the Offer and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the number of Shares then owned by Ligand and Acquisition Sub (if any), represents at least a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not been “received”, as such term is defined in Section 251(h) of the Delaware General Corporation Law (the “DGCL”), by the depository for the Offer pursuant to such procedures) (the “Minimum Condition”), (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated, (iii) the absence of legal restraints on Acquisition Sub’s ability to accept and pay for Shares tendered into the Offer, and (iv) the satisfaction or waiver by Acquisition Sub of the other conditions to the Offer, as set forth in the Merger Agreement.

Further, the Merger Agreement provides that, as promptly as practicable following the time at which Acquisition Sub accepts for payment and pays for all Shares that are validly tendered and not properly withdrawn pursuant to the Offer (such time, the “Acceptance Time”), and in any case no later than the second (2nd) business day after the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into Pfenex (the “Merger”), with Pfenex continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Ligand (the “Surviving Corporation”). The Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger without a vote of the Pfenex stockholders upon the acquisition by Acquisition Sub of a majority of the Shares that are then issued and outstanding. Pfenex does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger (the “Closing”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares held by Pfenex, Ligand or Acquisition Sub, or Shares with respect to which appraisal rights are properly exercised under Section 262 of the DGCL if certain other conditions and statutory requirements described herein are met (any such Shares, the “Dissenting Company Shares”)) will be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any required tax withholding. As a result of the Merger, Pfenex will cease to be a publicly traded company and will become a wholly-owned subsidiary of Ligand.

The Offer and withdrawal rights will expire at midnight (New York City time) at the end of the day on Tuesday, September 29, 2020, unless earlier terminated or extended in certain circumstances as required or permitted by the Merger Agreement (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer, the Merger, and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

As set forth in the Schedule TO, the principal executive offices of Acquisition Sub and Ligand are located at 3911 Sorrento Valley Boulevard, Suite 110, San Diego, California, 92121, and the telephone number of their principal executive offices is (858) 550-7500.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or the investor relations section of Pfenex’s website at pfenex.investorroom.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, to the knowledge of Pfenex, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Pfenex or any of its affiliates and (i) any of Pfenex’s executive officers, directors or affiliates or (ii) Acquisition Sub or Ligand or any of their respective executive officers, directors or affiliates. The board of directors of Pfenex was aware of all such material agreements, arrangements or understandings, and any actual or potential conflicts of interest, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

Arrangements with Acquisition Sub, Ligand and Certain of Their Affiliates.

Merger Agreement.

On August 10, 2020, Pfenex, Ligand and Acquisition Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase, which is entitled “The Merger Agreement; Other Agreements” and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and certain expressly identified third party beneficiaries and may not have been intended to be categorical statements of fact but, rather, as a way of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may not be obligated to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been modified, qualified or excepted by certain confidential disclosures or other information not reflected in the text of the Merger Agreement, and may apply contractual standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Ligand, or that may be different from materiality under applicable securities laws. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Ligand or any other third parties should rely on the representations, warranties and covenants in the Merger Agreement, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Pfenex, Acquisition Sub, Ligand or any of their respective subsidiaries or affiliates. Factual disclosures about Pfenex contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Confidentiality Agreement.

On May 20, 2020, Ligand and Pfenex entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, among other things, each of the parties thereto agreed, subject to certain exceptions, to keep confidential certain non-public information of the other party. The obligations of the recipient of such information under the Confidentiality Agreement survive for three years from the date of the Confidentiality Agreement.

The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Contingent Value Rights Agreement

At or prior to the time that the Acquisition Sub accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, Ligand and a duly qualified rights agent, American Stock Transfer and Trust Company, LLC (the “Rights Agent”) will enter into the CVR Agreement. Pursuant to such CVR Agreement, each Share held by the stockholders immediately prior to the Closing shall be entitled to receive one non-transferable CVR entitling each such stockholder to receive, subject to the achievement of a specified milestone by December 31, 2021, an amount in cash equal to $2.00, without interest and subject to any required tax withholding (the “Milestone Payment”).

The CVR Agreement provides that if, on or prior to December 31, 2021, the Company receives written notice from the U.S. Food and Drug Administration (the “FDA”) that the Company’s teriparatide injection (also referred to as PF708 or Bonsity™, the “CVR Product”) is therapeutically equivalent (as will be indicated by assignment of a therapeutic equivalence code that begins with “A” in the FDA publication, Approved Drug Products with Therapeutic Equivalence Evaluation) with respect to the listed product, FORTEO® (teriparatide injection) (the “CVR Payment Milestone”), then the Milestone Payment will become payable. However, if such notice is not received on or prior to December 31, 2021, then the Milestone Payment will not become due and the CVRs will terminate with no value.

The CVR Agreement further provides that if, on or prior to December 31, 2021, the Company receives written notice from the FDA that the CVR Product is not therapeutically equivalent to FORTEO® (the “FDA TE Non-Achievement Notice”), Ligand will provide notice to the Rights Agent a certificate which will indicate that the FDA TE Non-Achievement Notice has been received and as a result, the Milestone Payment will not become due and the CVRs will terminate with no value.

Additionally, commencing upon the closing of the Merger and continuing until December 31, 2021 or the achievement of the CVR Payment Milestone, Ligand has agreed to exercise commercially reasonable efforts (as defined in the CVR Agreement) to cause the CVR Payment Milestone to occur. Notwithstanding such efforts, there can be no assurances that the CVR Payment Milestone will be achieved and that any Milestone Payment will be made.

Ultimately conducting the activities that would support any CVR Payment Milestone are the responsibility of Alvogen Malta Operations Ltd. (“Alvogen”), Pfenex’s commercial partner. In November 2019, Pfenex transferred the new drug application (“NDA”) for Bonsity to Alvogen. In April 2020, Pfenex announced that the FDA informed Alvogen that a submitted comparative use human factors (“CUHF”) study was insufficient to support a therapeutic equivalence (the “TE”) determination. In July 2020, the FDA provided additional feedback and direction via a General Advice Letter regarding the methodology to be used in a new CUHF study necessary to support a TE evaluation. Alvogen announced that it has provided an updated CUHF protocol to the FDA and intends to commence the study after the FDA’s review and feedback on the protocol. The FDA’s July 2020 letter also indicated that its feedback on the CUHF study is not intended to suggest that all other aspects of the teriparatide injection TE determination have been demonstrated.

Any right to receive payment under any CVR as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances as provided in the CVR Agreement, including transfers: (i) upon death by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which any CVR is passed to beneficiaries upon the death of the trustee, (iii) made by court order, (iv) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (v) in the case of any CVR payable to a nominee, from a nominee to a beneficial owner (and if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowed by the Depository Trust Company, or (vi) in connection with an abandonment of the CVR, to Ligand or any of its affiliates without consideration.

It is currently anticipated that up to approximately an aggregate of 38,933,201 CVRs will be issued as part of the Merger Consideration for each of the issued and outstanding Shares and the In-The-Money Company Options.

The foregoing summary description of the CVR and the CVR Agreement is qualified in its entirety by reference to the form of CVR Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Support Agreement.

Concurrently with the execution of the Merger Agreement on August 10, 2020, Ligand and Acquisition Sub entered into a Support Agreement with certain directors and officers of Pfenex, in their respective capacities as stockholders and holders of Company Options (the “Support Stockholders” and such agreement, the “Support Agreement”), pursuant to which each of the Support Stockholders agreed to, during the term of the Support Agreement, among other things:

(i) tender or cause to be tendered (and not withdraw) all of such Support Stockholder’s Shares and Company Options (together with such Support Stockholder’s Shares, the “Subject Securities”) into the Offer;

(ii) vote such Support Stockholder’s Shares (a) in favor of the Merger, the execution and delivery by Pfenex of the Merger Agreement and the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (b) any other transaction pursuant to which Ligand or any of its subsidiaries proposes to acquire Pfenex (whether by tender offer or merger) in which the Pfenex stockholders would receive aggregate consideration equal to or greater than the Offer Price, (c) to approve (1) any proposal to adjourn or postpone such meeting to a later date, if there are insufficient votes to approve the Merger Agreement and the other transactions contemplated thereby or (2) such other transactions as specified in clause (b) above, (d) in favor of any matter necessary for the consummation of the transactions contemplated by the Merger Agreement, which is considered at any meeting of the Company’s stockholders, (e) against any action or agreement which is intended or would reasonably be expected to impede, delay, postpone, interfere with, nullify or prevent, in each case, in any material respect, the Offer or the Merger, (f) against any action or agreement to amend the certificate of incorporation or bylaws of the Company, (g) against any material change to the capitalization or the majority of the board of directors of the Company (the “Board”), (h) against any action, proposal, transaction or agreement that would reasonably be expected to result in the occurrence of any condition to the Offer not being satisfied or result in a breach of any covenant, representation or warranty or any other obligation or agreement of a Support Stockholder under the Support Agreement, (i) against any action or agreement that would reasonably be excepted to result in a breach of Pfenex’s no-shop obligations under the Merger Agreement, and (j) against any alternative proposals or inquiries for Pfenex;

(iii) in the event that such Support Stockholder fails to vote in accordance with clause (ii) directly above, grant to and appoint Ligand, the Chief Executive Officer of Ligand and any designee thereof as such Support Stockholder’s proxy and attorney-in-fact to (a) attend any meeting of the stockholders of Pfenex with respect to the matters described in clause (ii) above, (b) cause such Support Stockholder’s Subject Securities to be counted as present for purposes of establishing a quorum at any such meeting, and (c) vote all of such Support Stockholder’s Subject Securities, or grant or withhold a consent or approval in respect of such Subject Securities, or issue instructions to the record holder of such Support Stockholder’s Subject Securities to do any of the foregoing, in connection with any meeting of stockholders of Pfenex or any action by written consent;

(iv) irrevocably and unconditionally waive such Support Stockholder’s appraisal rights and not commence or participate in class action lawsuits against Ligand, Acquisition Sub, Pfenex, or any of their respective successors in connection with the Merger Agreement, the Merger or other transactions contemplated by the Merger Agreement; and

(v) subject to customary exceptions, (a) not sell, pledge, encumber, grant an option with respect to, transfer or dispose of a Subject Security or any interest in such security to any individual or entity other than Ligand or Acquisition Sub, enter into an agreement contemplating the possible sale of, pledge of, lien of, granting of an option with respect to, transfer of or disposition of such Subject Security or any interest therein to any individual or entity other than Ligand or Acquisition Sub, or reduce such Support Stockholder’s beneficial ownership of or interest in such Subject Security and (b) not tender, agree to tender or permit to be tendered any of the Subject Securities in response to or otherwise in in connection with any tender or exchange offer other than the Offer.

The Support Agreement terminates automatically upon the first to occur of: (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the entry, without the prior written consent of any Support Stockholder, into any amendment or modification of the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that reduces the amount, changes the form of, or otherwise reduces the consideration payable to such Support Stockholder under the Merger Agreement as in effect on the date hereof, or (d) the mutual written consent of Ligand, Acquisition Sub and the Support Stockholders holding a majority of the Subject Securities.

The Support Agreement does not impose any limitations or restrictions on any Support Stockholder in his or her capacity as a director, officer, or employee of Pfenex or any of its subsidiaries or as a trustee or fiduciary of any employee benefit plan or trust.

Prior to the execution and delivery of the Support Agreement, the Board approved the form of the Support Agreement and the Support Stockholders’ execution and delivery of the same.

As of August 9, 2020, the Support Stockholders owned or controlled an aggregate of approximately 6% of the outstanding Shares (including those owned through the exercise of Company Options).

The foregoing summary description of the Support Agreements is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

William Blair.

On May 7, 2020, Pfenex entered into an Equity Sales Agreement with William Blair and H.C. Wainwright & Co., LLC to sell shares of Pfenex’s common stock, having an aggregate sales proceeds of up to $60 million, from time to time, through an “at-the-market” equity offering program under which William Blair and H.C. Wainwright & Co., LLC would act as sales agents. As of the date of this 14D-9, no sales have been made under this agreement.

In addition, William Blair holds a minority equity position in both Pfenex and Ligand. Information about such holdings can be located in the Form 13G filed by William Blair Investment Management, LLC (an affiliate of William Blair) with respect to Ligand on February 10, 2020, and in the Form 13F filed by William Blair Investment Management, LLC with respect to Ligand on June 30, 2020, and in the Form 13G filed by William Blair with respect to Pfenex on February 13, 2020, each of which is available at no charge from the SEC through its website at www.sec.gov.

Arrangements with Directors and Executive Officers of Pfenex.

Interests of Certain Persons.

The executive officers of Pfenex and the members of the Board may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Pfenex’s stockholders, generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards.

Consideration for Shares. If any of Pfenex’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other holders of Shares. As of August 24, 2020, Pfenex’s directors and executive officers (and their affiliates) owned 143,088 Shares in the aggregate (excluding Company Options). If the directors and executive officers (and their affiliates) were to tender and not withdraw all of their Shares outstanding as of August 24, 2020, pursuant to the Offer and those Shares were accepted for purchase and purchased by Ligand, the directors and executive officers (and their affiliates) would receive an aggregate of approximately $1,717,056 in cash on the basis of such Shares (excluding Company Options) and an aggregate of approximately 143,088 CVRs (excluding Company Options).

The following table sets forth the expected, approximate amount of the consideration that each of Pfenex’s directors and executive officers is entitled to receive in respect of his or her Shares (excluding Company Options) in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on August 24, 2020 and that each individual receives the full consideration for all of the individual’s Shares, and assuming the CVR Payment Milestone is achieved. The information in the following table assumes that all listed Shares remain outstanding and held by such person until immediately prior to the consummation of the Offer and that no additional Shares will be granted to such individuals.

Name	Number of Shares Owned (1)	Cash Consideration for Owned Shares ($)(2)	Cash Consideration for CVR ($)(3)
Non-Employee Directors
Jason Grenfell-Gardner	10,000	120,000	20,000
Magda Marquet, Ph.D.	—	—	—
John M. Taylor	—	—	—
Robin D Campbell, Ph.D. (4)	5,000	60,000	10,000
Lorianne Masuoka	—	—	—
Phillip Schneider (5)	11,000	132,000	22,000
Executive Officers
Evert B. Schimmelpennink*	26,658	319,896	53,316
Patrick Lucy	90,430	1,085,160	180,860
Martin Brenner	—	—	—
Shawn Scranton	—	—	—

*	Mr. Schimmelpennink is both a director and an executive officer. Includes 10,000 Shares owned by Schimmelpennink-Van Alphen Trust, dated 7/31/2019.
(1)	Based on the number of Shares owned as of August 24, 2020.
(2)	Calculated based on (i) the number of owned Shares, multiplied by (ii) $12.00.
(3)

Calculated based on (i) the number of owned Shares, multiplied by (ii) $2.00, which assuming that the CVR Payment Milestone is achieved, each Share is entitled to receive the Milestone Payment in respect of such Share.

(4)	Shares held by The Campbell Family Trust.
(5)	Shares held by the Phillip and Shauna Schneider Family Trust.

As of August 24, 2020, the Company’s non-employee directors held outstanding options to purchase an aggregate of 536,000 Shares with per share exercise prices ranging from $4.49 to $14.70, and Pfenex’s executive officers held outstanding options to purchase an aggregate of 1,745,927 Shares with per share exercise prices ranging from $3.38 to $16.91. The options were granted under Pfenex’s 2009 Equity Incentive Plan (the “2009 Equity Incentive Plan”), Pfenex’s 2014 Equity Incentive Plan as amended and restated (the “2014 Equity

Incentive Plan”) or the 2016 Inducement Equity Incentive Plan (the “2016 Inducement Plan,” and collectively, with the 2009 Equity Incentive Plan and the 2014 Equity Incentive Plan, the “Company Stock Plans”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, shall be accelerated in full. Effective as of immediately prior to the Effective Time, each Company Option that is then outstanding and unexercised, which has a per share exercise price that is equal to or less than $12.00 (each, an “In-The-Money Company Option”) that remains outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and extinguished and be converted automatically into the right to receive, with respect to each Share subject to such In-The-Money Company Option, upon the terms of the Merger Agreement, an amount in cash, without interest, equal to (A) the excess, if any, of (1) $12.00 over (2) the per share exercise price of such In-The-Money Company Option, plus (B) the CVR (collectively, the “Option Consideration”), subject, in each case, to required tax withholdings. With respect to any Company Option other than an In-The-Money Company Option that is then outstanding and unexercised (each, an “Out-of-The Money Company Option”), such Out-of-The Money Company Option will automatically terminate and be canceled without payment of any consideration to the holder thereof (and, for the avoidance of doubt, shall also not be eligible to receive the CVR).

The following table sets forth the expected, approximate amount of the aggregate Option Consideration that each of Pfenex’s non-employee directors and executive officers is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on August 24, 2020, and that each individual receives the full Option Consideration for all of the individual’s Company Options. The information in the following table assumes that all listed Company Options remain outstanding in accordance with their terms and are not forfeited or exercised before immediately prior to the Effective Time and that no additional Company Options will be granted to such individuals.

Name	Number of Shares Subject to Vested Portion of Company Option(1)	Value of Vested Portion of Company Options($)(2)	Number of Shares Subject to Unvested Portion of Company Option(3)	Value of Unvested Portion of Company Options($)(4)	Total Value ($)
Non-Employee Directors
Jason Grenfell-Gardner	61,000	513,020	18,000	136,260	649,280
Magda Marquet, Ph.D.	25,000	237,750	18,000	136,260	374,010
John Taylor	97,000	715,160	18,000	136,260	851,420
Robin D. Campbell, Ph.D.	92,000	706,060	18,000	136,260	842,320
Lorianne Masuoka, M.D.	25,000	201,250	18,000	136,260	337,510
Phillip M. Schneider	92,000	729,660	18,000	136,260	865,920
Executive Officers
Evert B. Schimmelpennink*	496,915	5,181,987	573,147	4,287,321	9,469,308
Patrick K. Lucy	246,691	1,658,305	126,174	913,368	2,571,673
Martin Brenner, DVM, Ph.D	29,042	227,979	93,958	543,230	771,209
Shawn Scranton, PharmD	44,333	407,549	110,667	685,760	1,093,309

*	Mr. Schimmelpennink is both a director and an executive officer.
(1)	Based on the number of Shares subject to outstanding In-The-Money Company Options that are vested and unexercised as of August 24, 2020.
(2)

The dollar amounts shown in the table to which this footnote relates, as well as the table under footnote (1) above, are calculated based on (i) the number of Shares subject to Company Options that are outstanding, vested, and unexercised as of August 24, 2020, set forth in the column immediately to its left, multiplied by (ii) the excess (if any) of the Cash Portion over the per Share exercise price applicable to the Company Options, plus the CVR Portion.

(3)	Based on the number of Shares subject to outstanding In-The-Money Company Options that are unvested as of August 24, 2020.
(4)

The dollar amounts shown in the table to which this footnote relates, as well as the table under footnote (3) above, are calculated based on (i) the number of Shares subject to Company Options that are outstanding, unvested, and unexercised as of August 24, 2020, set forth in the column immediately to its left, multiplied by (ii) the excess (if any) of the Cash Portion over the per Share exercise price applicable to the Company Options, plus the CVR Portion.

Employee Stock Purchase Plan. After August 12, 2020, no new offering periods will begin under Pfenex’s 2014 Employee Stock Purchase Plan (the “ESPP”) and no new participants will be permitted in the ESPP. In addition, the Merger Agreement provides for Pfenex to (i) cause all outstanding purchase rights under the ESPP to automatically be exercised, in accordance with the terms of the ESPP, no later than one business day prior to the Effective Time (the “Final Purchase”), (ii) cause the ESPP to terminate with such purchase and no further purchase rights will be granted under the ESPP thereafter, (iii) cause each individual participating in the ESPP to not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect on the date of the Merger Agreement, or (y) to make separate non-payroll contributions to the ESPP on or following the date of the Merger Agreement, and (iv) notify each ESPP participant in writing or electronically prior to the Final Purchase, that the exercise date for the participant’s option has been changed to the date of the Final Purchase and that the participant’s option will be exercised automatically on the date of the Final Purchase. All Shares purchased in the Final Purchase shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of the Merger Agreement. Subject to the closing, the ESPP will be terminated as of no later than immediately before the Effective Time.

Potential Payments at or Following a Change in Control.

Chief Executive Officer. Pfenex previously entered into an executive employment agreement with Mr. Schimmelpennink (the “CEO Employment Agreement”). Under the terms of the CEO Employment Agreement, if Pfenex terminates Mr. Schimmelpennink’s employment other than for “cause” (as defined in the CEO Employment Agreement), death, or disability, or if Mr. Schimmelpennink terminates his employment for “good reason” (as defined in the CEO Employment Agreement), in either case, during the period beginning six months prior to, and ending twelve months after a Change of Control (as defined in the CEO Employment Agreement and which includes the consummation of the Merger), Mr. Schimmelpennink will be entitled to receive, subject to his timely execution and non-revocation of a release of claims and his continued adherence to the nondisparagement provision of the CEO Employment Agreement, (i) a lump sum severance payment equal to 200% of the sum of (A) his base salary as then in effect, or if greater, at the level in effect immediately prior to the Change in Control, plus (y) his annual bonus at the target level of achievement for the fiscal year in which the termination occurs, (ii) reimbursements for Mr. Schimmelpennink’s and his eligible dependents’ COBRA premiums for up to 24 months; and (iii) accelerated vesting as to 100% of Mr. Schimmelpennink’s then-outstanding equity awards (including that equity awards subject to performance-based vesting will be deemed achieved at 100% of target levels, unless otherwise provided in the agreement evidencing such award).

If any severance and other benefits provided for in the CEO Employment Agreement or otherwise payable to Mr. Schimmelpennink (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) would be subject to the excise tax imposed by Section 4999 of the Code, then Mr. Schimmelpennink’s severance benefits will be either (a) delivered in full, or (b) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to the excise tax under Section 4999 of the Code whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Mr. Schimmelpennink on an after-tax basis, of the greatest amount of severance benefits. If a reduction in the severance and other benefits constituting “parachute payments” is necessary so that no portion of such severance benefits is subject to the excise tax under Section 4999 of the Code, the reduction will occur in the following order: (1) reduction of the cash severance payments; (2) cancellation of accelerated vesting of equity awards; and

(3) reduction of continued employee benefits. In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of Mr. Schimmelpennink’s equity awards.

Other Executive Officers. Pfenex previously entered into an executive employment agreement (the “Executive Employment Agreements”) with each of Mr. Lucy and Drs. Brenner and Scranton (each, an “Executive,” and collectively, the “Executives”). Under the terms of each Executive Employment Agreement, if Pfenex terminates the employment of the applicable Executive other than for “cause” (as defined in the applicable Executive Employment Agreement) death, or disability, or the applicable Executive terminates his employment for “good reason” (as defined in the applicable Executive Employment Agreement), in either case, during the period beginning three months prior to, and ending twelve months following, a Change of Control (as defined in the applicable Executive Employment Agreement, and which includes the consummation of the Merger), the applicable Executive will be entitled to receive, subject to his timely execution and non-revocation of a separation agreement and release of claims in a form reasonably satisfactory to us (i) a lump sum severance payment equal to 150% of the sum of (x) his then-current base salary, as then in effect or, if greater, at the level in effect immediately prior to the change of control, plus (y) his target bonus for the fiscal year in which the termination occurs; (ii) reimbursements for the Executive and his eligible dependents’ COBRA premiums for up to 18 months; and (iii) accelerated vesting as to 100% of the Executive’s then-outstanding equity awards.

If any severance and other benefits provided for in the Executive Employment Agreements or otherwise payable to an Executive (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) would be subject to the excise tax imposed by Section 4999 of the Code, then the Executive’s severance benefits will be either (a) delivered in full, or (b) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to the excise tax under Section 4999 of the Code whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by the Executive on an after-tax basis, of the greatest amount of severance benefits. If a reduction in the severance and other benefits constituting “parachute payments” is necessary so that no portion of such severance benefits is subject to the excise tax under Section 4999 of the Code, the reduction will occur in the following order: (1) reduction of the cash severance payments; (2) cancellation of accelerated vesting of equity awards; and (3) reduction of continued employee benefits. In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of the Executive’s equity awards.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation for each of Pfenex’s named executive officers that is based on, or that otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to Pfenex’s named executive officers. Pfenex’s “named executive officers” for purposes of the disclosure in this Schedule 14D-9 are Messrs. Schimmelpennink and Lucy, and Drs. Brenner and Scranton. The table below does not include Susan Knudson, Pfenex’s former chief financial officer, whose employment terminated in February 2020 and who will not be receiving any compensation in connection with the Merger.

The amounts in the table are estimated using the following assumptions and such additional assumptions as may be set forth in the footnotes to the table:

•

that the Effective Time will occur on August 24, 2020 (which is the assumed closing date of the Merger solely for purposes of this Schedule 14D-9, including this golden parachute compensation disclosure);

•

that the named executive officer will have a qualifying termination of his employment at the Effective Time that results in severance benefits becoming payable to him under his employment agreement; and

•	that no payment is reduced pursuant to the terms of the employment agreements described above as a result of Sections 280G and 4999 of the Code.

The amounts reported below are estimates based on these and other assumptions that may or may not actually occur or be accurate on the relevant date. Accordingly, the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below. Pfenex’s named executive officers will not receive pension, non-qualified deferred compensation or tax reimbursements in connection with the Merger. As required by applicable SEC rules, all amounts below that are determined using the per share value of our Shares have been calculated based on $14.00 per Share.

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)(4)
Evert B. Schimmelpennink	1,967,360	4,287,321	48,048	6,302,729
Patrick K. Lucy	840,063	913,368	33,345	1,786,776
Martin Brenner, DVM, Ph.D	783,216	543,230	33,072	1,359,518
Shawn Scranton, Pharm D	735,210	685,760	33,969	1,454,939

(1)

The amount for each named executive officer represents the “double-trigger” cash severance payments to which the named executive officer may become entitled under his employment agreement in connection with a qualifying termination during the period beginning three months (or six months for Mr. Schimmelpennink) prior to, and ending twelve months after, our change in control (which we refer to as the “Change in Control Period”), as described in further detail in the section of this Schedule 14D-9 captioned “—Arrangements with Directors and Executive Officers of Pfenex—Potential Payments at or Following a Change in Control.” The amounts represent a lump sum cash payment equal to 150% (or 200% for Mr. Schimmelpennink) of the sum of (a) each named executive officer’s base salary as then in effect, or if greater, at the level in effect immediately prior to the Change of Control; plus (b) his annual bonus at the target level of achievement for the fiscal year in which the termination occurs. The following table sets forth the value of each of the base salary and target incentive opportunity severance benefits payable to a named executive officer under the terms of his employment agreement:

Name	Base Salary Severance ($)	Target Incentive Opportunity ($)	Total ($)
Evert B. Schimmelpennink	1,229,600	737,760	1,967,360
Patrick K. Lucy	600,045	240,018	840,063
Martin Brenner, DVM, Ph.D	559,440	223,776	783,216
Shawn Scranton, Pharm D	525,150	210,060	735,210

(2)

This amount represents “single trigger” vesting acceleration of 100% of the unvested portion of In-The-Money Company Options, pursuant to the Merger Agreement, as described in further detail in the section of this Schedule 14D-9 captioned “— Arrangements with Directors and Executive Officers of Pfenex— Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards.”

(3)

This amount represents reimbursement of premiums for continued post-employment, group health coverage for 18 months (or 24 months for Mr. Schimmlepennink) for the named executive officer and his eligible dependents. These amounts are a “double-trigger” severance benefit that each of Pfenex’s named executive officers may become entitled to receive under their employment agreements in connection with a qualifying termination during the Change in Control Period, as described in further detail in the section of this Schedule 14D-9 captioned “— Arrangements with Directors and Executive Officers of Pfenex—Potential Payments at or Following a Change in Control.”

(4)

Under the employment agreements, amounts are subject to reduction in the event the named executive officer would receive a greater benefit on an after-tax basis by having some of his change in control-related payments and benefits being cut back rather than paying the excise tax under Section 4999 of the Code on such amounts. This amount assumes no such reduction is applied.

Employee Matters Following the Effective Time.

The Merger Agreement provides that, for a period of twelve months following the Effective Time the Surviving Corporation and its subsidiaries will (and Ligand will cause the Surviving Corporation and its subsidiaries to) provide compensation, benefits and severance benefits (other than equity-based benefits and, subject to the Merger Agreement, benefits pursuant to individual employment agreements) to continuing employees that, taken as a whole, are no less favorable in the aggregate than the compensation, benefits and severance benefits (other than equity-based benefits and benefits pursuant to individual employment agreements) provided to similarly-situated employees of Ligand and its subsidiaries. The Merger Agreement provides that base salary or hourly wage rates will not be decreased from the levels set forth in the material made available to Ligand for a period of twelve months following the Effective Time for continuing employees employed during that period.

With respect to in-cycle bonuses, Ligand will, or will cause the Surviving Corporation to, pay to each eligible continuing employee, his or her target bonus for the calendar year in which the Effective Time occurs pursuant to Pfenex’s annual bonus plan (assuming 100% achievement of any performance objectives and 100% achievement with respect to any individual component for which no performance objectives were established). The bonuses will be paid at the same time as annual bonuses are paid to the employees of Ligand for the calendar year to which the annual bonuses relate, subject to each such continuing employee remaining an employee of Pfenex through the payment date, or earlier in the event a continuing employee’s employment is involuntarily terminated under circumstances that entitle employees to severance under any employee benefit plan maintained by Pfenex (a “Pfenex Plan”), in each case, with such payments to occur in no event later than March 15 of the year following the year to which such annual bonuses relate. For the avoidance of doubt, Ligand is not required to provide any continuing employee with a bonus payment if such payment would result in the continuing employee receiving a duplicate payment of his or her target bonus for the calendar year in which the Effective Time occurs where such continuing employee is entitled to the payment of such target bonus, or any portion thereof, as a result of such continuing employee’s involuntary termination under circumstances that entitle him or her to severance under any Pfenex Plan. The bonus payments shall represent the only annual bonus entitlement to which any continuing employee shall be eligible for the calendar year in which the Effective Time occurs, and Ligand shall not be required to include the continuing employees in any annual bonus plan maintained by Ligand for the remainder of such year.

With respect to employee benefit plans maintained by Ligand and its subsidiaries that are offered to continuing employees after the Effective Time (which we refer to as the “New Plans”), continuing employees will be granted credit for all years of service with Pfenex and any predecessor employer prior to the Effective Time for purposes of determining eligibility for participation and vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation, sick time or paid time off accrual and severance pay entitlement) to the same extent as continuing employees were entitled to credit for such service under any similar Pfenex Plan immediately prior to the Effective Time, except if credit for such service would result in duplication of coverage or benefits for the same period of service. Ligand will use reasonable best efforts to (i) cause continuing employees to be immediately eligible to participate in the New Plans without any waiting period, to the extent that coverage under any New Plan replaces coverage under a comparable Pfenex Plan in which continuing employees participate immediately before the Acceptance Time or the Effective Time, (ii) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to be waived, and (iii) recognize or cause to be recognized any eligible expenses incurred under a Pfenex Plan during the portion of the plan year of the Pfenex Plan ending on the date that such continuing employees’ participation in the corresponding New Plan begins to be given full credit for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements for the applicable plan year. Any accrued but unused vacation or paid time off as of immediately prior to the Effective Time will be credited to continuing employees following the Effective Time.

Additionally, Pfenex shall take or cause to be taken all actions necessary to terminate its 401(k) Plan effective no later than the day immediately preceding the date that Ligand and Pfenex become part of the same controlled group pursuant to Section 414 of the Code (the “Controlled Group Date”), unless otherwise directed by Ligand at least three business days prior to the Controlled Group Date.

As of the date of this Schedule 14D-9, other than as set forth under the caption “—Arrangements with Directors and Executive Officers of Pfenex,” no members of Pfenex’s current management have entered into any agreement, arrangement, or understanding with Ligand or any of its affiliates with respect to employment with, or the right to purchase or participate in the equity of, Ligand or any if its subsidiaries, including the Surviving Corporation, but as of the date of this Schedule 14D-9, there have occurred preliminary discussions between certain members of Pfenex’s current management and representatives of Ligand or its affiliates with respect to such agreements, arrangements, or understandings. Although it is possible that certain other members of Pfenex’s current management team will enter into agreements, arrangements, or understandings with Ligand or its affiliates regarding employment with, and the right to purchase or participate in the equity of, Ligand or one of its subsidiaries, including the Surviving Corporation, as of the date of this Schedule 14D-9, there can be no assurance that any parties will reach any such agreement.

Indemnification; Directors’ and Officers’ Insurance.

The Surviving Corporation has agreed (and Ligand has agreed to cause the Surviving Corporation to) honor and fulfill in all respects the obligations of Pfenex under any current indemnification agreements between Pfenex and its current or former directors or officers (the “Indemnification Agreements”), the form of which is filed as Exhibit (e)(5) hereto and incorporated by reference, and between Pfenex and any person who becomes a director or officer of the Company prior to the Effective Time, subject to certain limitations, and to indemnify, advance expenses and honor exculpation provisions as set forth in Pfenex’s certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”). For the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation has agreed (and Ligand has agreed to cause the Surviving Corporation to) ensure that the Charter and Bylaws of Pfenex contain provisions with respect to indemnification, exculpation, and the advancement of expenses that are at least as favorable as those found in the Charter and Bylaws as of the date of the Merger Agreement and that such provisions will not be repealed or modified in a manner that would adversely affect the rights of any person indemnified thereunder, except as required by law.

Under the Merger Agreement, the Surviving Corporation has agreed to, and Ligand shall cause the Surviving Corporation to, for a period of six years after the Effective Time, (i) indemnify and hold harmless all past and present directors and officers of Pfenex and any person who becomes a director or officer of Pfenex prior to the Effective Time (the “Indemnified Parties”) against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director or officer of the Company regardless of whether such action or omission or alleged action or omission occurred prior to, at or after the Effective Time (including in connection with any of the transactions contemplated by the Merger Agreement) and (ii) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which an Indemnified Party may seek indemnification under the Merger Agreement, promptly following the request by an Indemnified Party, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry upon the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such advances if it is decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification.

Under the Merger Agreement, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation has agreed to, and Ligand shall cause the Surviving Corporation to maintain in effect the Company’s current directors’ and officers’ liability insurance policies (collectively, the “D&O Insurance”), in respect of acts or omissions of the Indemnified Parties occurring at or prior to the Effective Time, up to an amount not to exceed 300% of the last annual premium paid prior to the date of the Merger Agreement. Prior to the Effective Time, Pfenex may purchase a six-year “tail” pre-paid policy on the D&O Insurance, and if Pfenex elects to purchase such a “tail” policy, the Surviving Corporation has agreed to, and Ligand shall cause the Surviving Corporation to maintain such “tail” policy in full force and effect and honor their respective obligations thereunder.

In the event that Ligand or the Surviving Corporation consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the insurance and indemnification obligations described above.

Section 16 Matters.

Pursuant to the Merger Agreement, prior to the Effective Time, Pfenex must take all such steps as may be required to cause any dispositions of Pfenex equity securities (including derivative securities with respect to Shares) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Board, through duly adopted resolutions, took such actions at a meeting on August 10, 2020.

Rule 14d-10(d) Matters.

The Merger Agreement provides that, prior to the Effective Time, Pfenex, acting through a compensation committee of the Board or its independent directors, shall take all steps that may be necessary or advisable to cause each employment compensation (including equity awards), severance, and employee benefit agreements and arrangements entered into by Pfenex or contemplated under the Merger Agreement with any of its directors, officers or employees to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, and shall take all other action necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to such arrangements and any similar arrangements with Ligand for any period following the Effective Time in accordance with Rule 14d-10(d)(2) under the Exchange Act. The compensation committee of the Board, through duly adopted resolutions, took such actions at a meeting on August 10, 2020.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

On August 10, 2020, the Board, among other things, unanimously (1) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Pfenex and its stockholders, (2) determined that it is in the best interests of Pfenex and its stockholders, and declared it advisable, to enter into the Merger Agreement, (3) approved the execution and delivery of the Merger Agreement by Pfenex, the performance by Pfenex of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement, and (4) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board recommends that Pfenex’s stockholders accept the Offer and tender their Shares to pursuant to the Offer. A copy of the letter to Pfenex’s stockholders, dated August 31, 2020, communicating the recommendation of the Board, is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

Background of the Merger.

The following chronology summarizes, among other things, certain key meetings and events that led to the signing of the Merger Agreement on August 10, 2020. This chronology does not purport to reflect every meeting or conversation held by or among Pfenex, Ligand or any other parties, whether with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement or otherwise.

As part of the ongoing management and oversight of Pfenex’s business, the Board and Pfenex’s executive management routinely evaluated Pfenex’s business alternatives and strategic opportunities with a view towards strengthening Pfenex’s business and enhancing value for Pfenex’s stockholders. These evaluations included, among other things, discussions and assessments as to whether the continued execution of Pfenex’s strategy as a standalone company or the possible sale of Pfenex to a third party offers the best avenue to maximize stockholder value, and the potential benefits and risks of such courses of action.

On April 30, 2018, Patrick Lucy, Pfenex’s Chief Business Officer contacted John Higgins, Ligand’s Chief Executive Officer to explore Ligand’s potential interest in acquiring certain royalty income streams held by Pfenex, including royalties payable to Pfenex pursuant to a license agreement with Merck & Co., Inc. Following this outreach, the parties executed a customary non-disclosure agreement and over the course of the following month continued to discuss a potential license. In June of 2018 the parties agreed not to pursue a transaction at that time.

On October 7, 2019, Pfenex announced that the FDA had approved the NDA for PF708 submitted under the 505(b)(2) regulatory pathway, with Forteo® (teriparatide injection) as the reference drug. Pfenex earned a $2.5 million milestone payment from its commercialization partner, Alvogen, for the U.S. approval of PF708 and Pfenex was eligible to earn another $20 million milestone payment if the FDA granted an “A” therapeutic equivalence rating (“TE Rating”) to PF708 within six months of approval, $15 million after six months of approval but within 12 months of approval, and $7.5 million after 12 months of approval but within 24 months of approval. In addition, if the FDA granted TE Rating to PF708, Pfenex would be eligible to receive from Alvogen a 50% gross profit split on sales. If rated differently, Pfenex would be eligible to receive up to a 40% gross profit split on sales. The TE Rating would permit PF708 to be automatically substituted for Forteo® in many states. The closing trading price per Share on the New York Stock Exchange American (the “NYSE American”) on October 7, 2019 following the announcement was $8.62.

On October 13, 2019, Pfenex submitted a CUHF study report, as requested by the FDA in order to supplement the information package required by the FDA to evaluate the therapeutic equivalence of PF708. At this time, Pfenex expected Alvogen to launch PF708 upon an FDA decision on the TE Rating.

On December 2, 2019, Pfenex, at the direction of the Board following a series of discussions on the future strategy of Pfenex’s business, engaged a financial advisor in order to assist Pfenex with the evaluation of potential transactions that could monetize the potential out-licensing of certain of Pfenex’s product candidates, and the potential acquisition of certain potential pipeline programs.

On December 18, 2019, Pfenex announced that it had earned a $15 million development milestone under its development and license agreement with Jazz Pharmaceuticals plc. The milestone was associated with process development activities for PF745, a long-acting Erwinia asparaginase. The closing trading price per Share on December 18, 2019 following the announcement was $12.72.

On January 30, 2020, the World Health Organization (the “WHO”) declared the outbreak of a novel coronavirus, which was subsequently named Coronavirus Disease 2019, or COVID-19, a public health emergency of international concern. The following day the U.S. federal government declared COVID-19 a public health emergency.

On February 3, 2020, Pfenex announced that in January and February of 2020, Pfenex raised aggregate gross proceeds of approximately $20 million in multiple transactions pursuant to a sales agreement with William

Blair & Company, L.L.C. (“William Blair”) related to an “at the market” offering of its common stock, with the price per share in such issuance ranging from $10.89 to $12.70.

On February 27, 2020, Todd Pettingill, the Senior Director, Corporate Development of Ligand, sent an email to Patrick Lucy to arrange a discussion. Following another similar request on March 3, 2020, the parties scheduled a meeting.

On March 5, 2020 and on March 6, 2020, Mr. Lucy held calls with Mr. Pettingill and Matt Korenberg, the Executive Vice President, Finance and Chief Financial Officer of Ligand. During these conversations, the parties primarily discussed Ligand’s potential interest in acquiring certain royalty income streams held by Pfenex. During the calls, Messrs. Korenberg and Pettingill indicated that, subject to Ligand’s diligence of certain key business and legal terms, Pfenex could be an attractive and realistic acquisition target for Ligand and that, at an appropriate time, Ligand could be interested in engaging in exploratory discussions regarding a potential acquisition of Pfenex. Messrs. Korenberg and Pettingill agreed that they would stay in touch with Pfenex with respect to such matters and that at some point in the future the Chief Executive Officers of the two companies should meet and discuss the potential opportunity.

On March 6, 2020, Mr. Lucy informed Pfenex’s Chief Executive Officer, Evert Schimmelpennink, of the call with Messrs. Korenberg and Pettingill and Ligand’s interest in potentially exploring an acquisition transaction with Pfenex. Mr. Schimmelpennink instructed Mr. Lucy to inform Ligand that Pfenex was not presently interested in pursuing further discussions with Ligand regarding an acquisition transaction.

On March 10, 2020, Mr. Lucy and Mr. Pettingill had a telephonic conversation in which Mr. Lucy indicated that it was premature for the Chief Executive Officers of Pfenex and Ligand to connect regarding a potential acquisition transaction. Messrs. Lucy and Pettingill agreed that Pfenex and Ligand would execute a standard commercial confidential disclosure agreement to support any further business discussions between the parties.

On March 12, 2020, Pfenex and Ligand signed a standard commercial confidentiality agreement.

On March 13, 2020, Mr. Lucy and Mr. Pettingill had a telephonic conversation in which Mr. Lucy indicated that Pfenex was not interested in sharing any non-public information with Ligand and suggested that the scope of preliminary diligence information to be shared with Ligand would be limited to information available on public domain.

On March 19, 2020, California’s Governor issued a statewide shelter-in-place order, restricting non-essential movements. Several days later, New York’s Governor issued a similar statewide shelter-in-place order restricting non-essential movement. Following these announcements, numerous other states and counties across the United States implemented shelter-in-place orders restricting non-essential movement.

On March 27, 2020, the U.S. federal government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), a $2.2 trillion economic rescue package in response to the COVID-19 pandemic.

On March 30, 2020, Mr. Pettingill emailed Mr. Lucy indicating that Ligand had reviewed publicly available information and needed certain additional non-public information to supplement Ligand’s diligence.

On April 2, 2020, Pfenex, as a result of a conflict of interest with its existing financial advisor and in consultation with and at the direction of the Board, engaged a second financial advisor to assist with its existing strategy of exploring potential acquisitions.

On April 8, 2020, Mr. Lucy responded to Mr. Pettingill’s email dated March 30, 2020, noting that Mr. Lucy would follow up with Mr. Pettingill by the following week.

On April 14, 2020, Mr. Lucy informed Mr. Schimmelpennink of his email exchange with Mr. Pettingill. Mr. Schimmelpennink instructed Mr. Lucy to not proceed with additional discussion at such time.

On April 14, 2020, Pfenex announced that the FDA had informed Alvogen via a General Advice Letter that additional comparative use human factors data, specifically from Forteo® (teriparatide injection) experienced users, would be required before a TE Rating could be determined. Pfenex believed that an additional CUHF study would delay the FDA determination regarding a TE Rating potentially until the first quarter of 2021, or 9 to 12 months, which would reduce the amount of the milestone potentially payable, if any, from $20 million to $7.5 million. The closing trading price per share of Pfenex on April 15, 2020 was $6.45, as compared to $8.94 on April 14, 2020 prior to the announcement.

On April 15, 2020, the Board approved Pfenex exploring and evaluating a loan pursuant to the Paycheck Protection Program authorized under the CARES Act, which was administered by the United States Small Business Administration (the “SBA”) and offered by banks through the SBA’s Section 7(a) loan program.

On April 16, 2020, Mr. Pettingill emailed Mr. Lucy indicating that Ligand required access to certain additional non-public information in order to continue conducting meaningful due diligence. Later that day, Mr. Lucy informed Mr. Schimmelpennink of the email from Mr. Pettingill and Mr. Schimmelpennink instructed Mr. Lucy to not share confidential information with Ligand at such time.

On April 24, 2020, Mr. Pettingill emailed Mr. Lucy following up on Mr. Pettingill’s email on April 16, 2020.

On April 27, 2020, Mr. Lucy, following up on the prior exchange on April 16, 2020 and April 24, 2020, emailed Messrs. Korenberg and Pettingill and suggested that Ligand connect directly with Mr. Schimmelpennink. On the same day, Mr. Korenberg emailed Mr. Schimmelpennink and Mr. Lucy, stating that Ligand had conducted high-level diligence on Pfenex and thought that it would make sense for the parties to explore a potential acquisition. Mr. Korenberg also outlined Ligand’s successful history of acquiring technology platforms over the past twelve years. On the same day, Mr. Schimmelpennink informed Jason Grenfell-Gardner, Pfenex’s Chairman of the Board of Directors, that Ligand had contacted him regarding the exploration of a potential acquisition of Pfenex.

On April 29, 2020, Messers. Schimmelpennink and Korenberg held a telephonic conversation in which Mr. Schimmelpennink informed Mr. Korenberg that he believed in Pfenex’s long-term strategy. Mr. Schimmelpennink also stated that while Pfenex was considering Ligand’s potential interest in Pfenex and its need to conduct diligence in order to determine if Ligand remained interested in pursuing a potential acquisition of Pfenex, Mr. Schimmelpennink needed to discuss these issues with the Board prior to taking additional steps. Mr. Schimmelpennink stated that Ligand’s initial valuation would need to be based on publicly available information, including analyst reports (which Pfenex thereafter provided to Ligand).

On May 7, 2020 Pfenex held its regularly scheduled second quarter Board meeting, which was attended by certain members of Pfenex’s executive management and representatives of Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”). The Board reviewed the estimated financial impact of the delay in “A” rating determination, including in light of the uncertainty surrounding the recent impact the COVID-19 pandemic might have on Pfenex’s annual operating plan for 2020 (“2020 AOP”). The scope of the impacts included discussion of Pfenex’s cash runway as a result of the reduction in a potential milestone payment for the TE Rating, and delay and reduction in the projected receipt of revenue from PF708 sales. Mr. Schimmelpennink estimated that the delay in the TE Rating would result in a $61 million reduction of revenue in fiscal year 2020, and would result in a $33 million year-end cash balance, representing a $40 million reduction from the 2020 AOP. In addition, Mr. Schimmelpennink reviewed certain expense reduction measures that Pfenex planned to implement as a result of the delay, which would result in a $10 million reduction in expenses and corresponding increase in the projected year-end cash balance to $43 million. The Board further discussed and ultimately determined to halt any pursuit of an inorganic growth strategy through the acquisition of assets or technologies and concluded that Pfenex would instead pursue non-dilutive partnerships and other forms of financing. During the executive session of the

Board meeting, where other members of the management team were not present, Mr. Schimmelpennink informed the Board of recent discussions with Ligand regarding its interest in a potential acquisition of Pfenex. Mr. Schimmelpennink informed the Board that Ligand planned to send an indication of interest to Pfenex in the coming days that would outline the terms of a potential acquisition, including the price per share that Ligand was willing to pay, subject to further due diligence. Mr. Schimmelpennink and the Board discussed various scenarios for building stockholder value, including a future debt or equity financing, non-dilutive transactions to monetize existing royalty streams, non-dilutive partnerships, and the potential sale of the company.

On May 13, 2020, Pfenex received a written non-binding indication of interest from Ligand stating that Ligand proposed to acquire Pfenex at a valuation range of $10.50 to $12.50 per share in cash, subject to certain conditions and assumptions, including those related to the value of Pfenex’s commercial contracts and its cash-on-hand position. The indication of interest further noted that Ligand reserved the right to immediately terminate its interest in Pfenex if Pfenex commences a competitive acquisition process. Immediately after receipt, Mr. Schimmelpennink delivered the indication of interest to Pfenex’s Board and a special meeting of the Board was scheduled to discuss the offer. The closing trading price per Share on May 13, 2020 was $6.40.

On May 15, 2020, the Board held a special meeting, which was attended by representatives of Wilson Sonsini. Mr. Schimmelpennink discussed with the other members of the Board the recent interactions with Ligand. Representatives of Wilson Sonsini provided the Board with a presentation of its fiduciary duties in the context of its receipt of such offer. The Board engaged in a discussion of the financial terms of the offer from Ligand, along with the assumptions contained in the offer. The Board discussed whether the offer was sufficiently attractive as to engage with Ligand, and compared the potential of engaging in such discussion—and ultimately selling Pfenex—with continuing to operate as a standalone entity. In particular, the Board discussed the impact of the delay in receipt of TE Rating on the 2020 AOP, along with the uncertainty in Pfenex’s ability to obtain future financing on attractive terms, particularly given the uncertainty in the capital markets resulting from the COVID-19 pandemic and the upcoming Presidential election. The Board reviewed management’s most recent forecasts, development milestones and program development timelines and budgets that had been most recently presented to the Board at the May 7, 2020 meeting. The Board also discussed whether there would be any benefit to countering the offer with a partial equity transaction, but ultimately decided that cash was preferable for a variety of reasons, including providing immediate liquidity. The Board ultimately determined that the offer, particularly on the higher end of the range, was sufficient in value to engage in further discussions with Ligand. The Board noted that the lower end of the range may not ultimately prove attractive; however, the Board acknowledged that the recent delay in receipt of the TE Rating for PF708, and the resulting halt of Pfenex’s inorganic growth strategy, materially impacted the value of Pfenex. In addition, the Board discussed that any future equity financing would most likely come at highly dilutive terms to the existing stockholders and at a price that would most likely be more than fifty percent below the price that Pfenex sold shares in the “at the market” offerings in January and February of 2020. In connection with such considerations, the Board also discussed whether it was advisable to contact additional potential acquirors in connection with a potential sale. The Board determined that given that Pfenex was not otherwise planning to begin a sales process, the low likelihood that a transaction with Ligand would materialize, the risk of leaks, and disruption to Pfenex including a potential termination of discussions with Ligand in the event additional parties were made aware that Pfenex was potentially selling itself—it was not in the best interests of Pfenex to contact other potential acquirors at the moment.

In conjunction with this discussion, the Board further discussed whether it should engage a financial advisor in connection with the Board’s evaluation of the proposed offer from Ligand. The Board discussed various financial advisors that might be able to provide financial advisory services, including the pros and cons of each alternative, before ultimately determining that it would be advisable to contact William Blair to discuss providing such financial advisory services. The Board discussed the fact that Pfenex had a longstanding relationship with William Blair, such that William Blair had a deep understanding of Pfenex’s business (including as a result of its role in the Company’s initial public offering in 2014 and various follow-on and at-the-market offerings thereafter, including those early in 2020), and that William Blair had a significant wealth of experience in both the life science industry and in transactions of this type.

In connection with the offer from Ligand and these various considerations, the Board formed a strategic transaction committee (the “Strategic Transaction Committee”) consisting of Board members Jason Grenfell-Gardner, Magda Marquet and Phillip M. Schneider, to facilitate negotiations with respect to a potential transaction. In addition, the Board approved and delegated authority to the Strategic Transaction Committee to negotiate the engagement of William Blair as the financial advisor to assist the Board with evaluating the proposal from Ligand. The Board also instructed management to engage in a limited due diligence exchange with Ligand, subject to Ligand expressing willingness to improve the terms of its proposal and enter into an appropriate confidentiality agreement. The Board decided that it would not propose a counter offer to Ligand at such time.

On May 18, 2020, the Strategic Transaction Committee met with William Blair who presented its qualifications and proposed terms of their engagement. William Blair also disclosed the fact that William Blair held a minority equity position in both Pfenex and Ligand, but that it cleared its internal conflicts procedures and put in place appropriate firewalls between the advisory team and the investment team. In addition, William Blair confirmed that it had not provided any investment banking services to Ligand in the prior two years.

On May 19, 2020, Mr. Schimmelpennink and Mr. Korenberg held a teleconference during which Mr. Schimmelpennink relayed that the Board had met to review the indication of interest, and determined that Pfenex was not going to provide a counter-offer on price. However, he explained that Pfenex was willing to provide certain limited due diligence under a more restrictive confidentiality agreement, which included customary standstill and “fallaway” provisions, in order to enable Ligand to better understand Pfenex’s business and operations, and thereby potentially encouraging Ligand to increase the value of its offer. As part of this teleconference, Mr. Korenberg expressed Ligand’s willingness to potentially increase the value of its offer.

Later on May 19, 2020, the management of Pfenex, in consultation with the Strategic Transaction Committee, negotiated the economic terms of the engagement of William Blair with representatives of William Blair.

On May 20, 2020, Pfenex and Ligand entered into a Confidential Disclosure Agreement in connection with a potential acquisition transaction, which agreement contained a customary standstill provision that would “fall-away” in the event of a competing offer. In addition, members of the Pfenex management team and William Blair held an organizational meeting.

On May 26, 2020, Pfenex entered into an engagement letter with William Blair regarding its representation of Pfenex as a financial advisor in a potential transaction. Mr. Schimmelpennink spoke with Mr. Korenberg to discuss the diligence plan and agreed to hold a management presentation meeting, which was tentatively scheduled for June 4, 2020.

On May 29, 2020, the Strategic Transaction Committee held a meeting with William Blair and representatives of Wilson Sonsini attending, during which, among other things, the Strategic Transaction Committee considered whether to undertake potential outreach to other potential acquirors. As part of this discussion, William Blair and members of Company management provided an overview of certain potential acquirors of Pfenex, including 18 potential acquirors, consisting of seven parties in the pharmaceutical industry, five in the contract development and manufacturing space and six private equity sponsors, which the Strategic Transaction Committee could potentially contact. The Strategic Transaction Committee engaged in an extensive discussion with respect to the potential benefits and risks of such outreach to those other potentially interested acquirors, including the potential of obtaining a higher bid (including from Ligand), the risk that a leak could cause significant disruption to Pfenex’s business and loss of interest from Ligand and/or withdrawal of Ligand’s offer, the likelihood of identifying counterparties that would have credible interest in a transaction, and the likelihood that any interested counterparties could complete diligence and a transaction in a timely manner (taking into account the COVID-19 pandemic and the related limited ability to travel and conduct in-person meetings). As part of such discussion, representatives of William Blair and the Strategic Transaction Committee discussed that given, among other things, the development status of Pfenex’s early-stage development programs, Pfenex’s lack of any programs which would be subject to near-term clinical trials, Pfenex’s out-licensing of its later stage assets, and Pfenex’s, current and future revenue streams the Strategic Transaction Committee did not believe that any other party would have a credible or apparent interest in engaging with Pfenex in discussions with respect to a potential strategic transaction at all or in the range currently proposed by Ligand. After such discussions, the Strategic Transaction Committee determined that given the factors described above, it was not advisable or in the best interests of Pfenex to reach out to potential acquirors at such time, as doing so would be extremely unlikely to result in a better offer than what Ligand had provided and would come with significant risks of leakage and disruption, as well as negatively affecting further discussions with Ligand. The Strategic Transaction Committee determined that the Pfenex management team should conduct a management presentation with Ligand in early June and allow Ligand to continue its due diligence of Pfenex, and potentially improve the value of its offer.

On June 4, 2020, Pfenex management held a presentation with Ligand, with William Blair in attendance, to discuss Pfenex’s business and operations and other diligence matters. Mr. Schimmelpennink and Mr. Higgins were also in attendance. As part of the presentation, Pfenex provided certain preliminary revenue and expense assumptions related to its partnerships and out-licensed programs.

On June 5, 2020, representatives of William Blair and Ligand had subsequent conversations regarding due diligence and the drafting of definitive agreements with respect to an acquisition. Also on that date, Pfenex populated and opened a virtual data room to Ligand to facilitate their due diligence efforts.

On June 5, 2020, Mr. Higgins emailed Mr. Schimmelpennink to suggest an in-person meeting regarding the acquisition transaction. Later that day, Mr. Schimmelpennink responded to the email from Mr. Higgins and welcomed the idea to meet in-person.

On June 8, 2020, the Board held a special meeting, which was attended by certain members of Pfenex’s executive management and representatives of Wilson Sonsini and William Blair, during which, among other things, Mr. Schimmelpennink and William Blair updated the Board on the management presentation made to Ligand on June 4, 2020. Mr. Schimmelpennink reviewed with the Board certain revenue and expense assumptions that were presented to Ligand. The Board confirmed the assumptions were appropriate and reasonable, and directed management to utilize these assumptions in developing a financial projections model to assist in evaluating a potential updated offer from Ligand. Thereafter, William Blair presented to the Board an updated process timeline.

From June 10, 2020 until June 22, 2020, Pfenex and Ligand engaged in ongoing due diligence discussions.

On June 10, 2020, Pfenex received a revised indication of interest from Ligand offering to acquire Pfenex for up to $14.00 per share in cash, consisting of $12.00 per share in cash plus one CVR per share, representing the right to receive $2.00 in cash, payable upon the achievement of a TE Rating with respect to Pfenex’s teriparatide injection product (the “TE Milestone”) on or before June 30, 2021. Mr. Schimmelpennink thereafter discussed the terms of the revised indication of interest with members of the Strategic Transaction Committee who determined that, consistent with prior discussions, the revised offer was insufficient. At the direction of the Strategic Transaction Committee, Pfenex thereafter provided instructions to William Blair to reject the revised offer.

On June 11, 2020, as instructed by Pfenex, William Blair indicated to Ligand that its revised offer was insufficient and not attractive to Pfenex. Notwithstanding this rejection, William Blair indicated that Pfenex was willing to continue working with and providing diligence to Ligand to help it improve its offer.

On June 12, 2020, Pfenex announced that Alvogen initiated the U.S. commercial launch of Teriparatide Injection (also referred to as PF708 and Bonsity™). The closing trading price per Share on June 12, 2020 was $9.05.

On June 15, 2020, Mr. Schimmelpennink and Mr. Higgins met in-person to discuss certain aspects of a potential transaction between the parties, including the potential business priorities of the combined companies to drive long-term value. Mr. Schimmelpennink and Mr. Higgins also discussed that Pfenex’s long-term development strategy and value would be limited until Pfenex was able to secure adequate financing to fund its early-stage development programs. Mr. Schimmelpennink also gave Mr. Higgins a tour of Pfenex’s facilities.

On June 18, 2020, certain representatives of Ligand and its financial advisors, Barclays Capital Inc. (“Barclays”), and certain representatives of Pfenex and William Blair, participated in various diligence sessions regarding discovery platform capabilities and existing partnerships.

On June 22, 2020, Pfenex received a revised indication of interest from Ligand offering to acquire Pfenex for $13.65 per Share in cash, subject to certain conditions and assumptions contained in the offer. Following receipt of this offer, Mr. Schimmelpennink forwarded the offer to the Board and scheduled a special meeting of the Board to discuss it.

On June 24, 2020, the Board held a special meeting, which was attended by representatives of Wilson Sonsini and William Blair, during which, among other things, the Board reviewed the revised offer from Ligand. The Board and William Blair discussed the benefits and risks of contacting additional potential acquirors. After a full discussion and review of potential acquirors, the Board again concluded that additional outreach was unlikely to generate additional credible interest in Pfenex, and that there were countervailing business risks to contacting certain of the potential acquirors. Mr. Schimmelpennink and the William Blair representatives then reviewed the updated draft long-term projections management had prepared utilizing the assumptions previously reviewed by the Board on June 8, 2020 and William Blair reviewed the value implications of such long-term projections. The representatives of William Blair and the Board reviewed the preliminary implied equity value per share of $12.16 to $14.07 resulting from a preliminary discounted cash flow analysis conducted by William Blair. The Board engaged in an extensive discussion with management regarding such forecasts and the prospects and risks of Pfenex as a standalone business, including its near-term regulatory risks in obtaining a TE Rating, and risks around the recent commercial launch of PF708 by Alvogen. The Board then engaged in a discussion about its views regarding Pfenex’s standalone value and the risks of continuing as a standalone enterprise, including certain regulatory risks, certain commercial risks, and the future need to raise additional capital that would be dilutive to Pfenex’s existing stockholders. After a full discussion and based on, among other things, the implied equity value information presented to the Board by William Blair at this meeting, the Board instructed William Blair to reject the revised offer from Ligand and make a counter-proposal of an all cash offer of $15.00 per share, all-cash. In addition, the Board determined that in the event the parties could not come to agreement on an all-cash acquisition offer, the Board would consider an offer price at or around $14.00 per share, plus a CVR (in an amount to be negotiated) to be paid to the Company’s stockholders upon PF708 achieving the TE Milestone.

Later that day, William Blair communicated the Board’s feedback to Ligand and rejected the revised offer from Ligand of $13.65 per share and communicated that Ligand should increase its offer.

On June 25, 2020, Pfenex management met with Matthew Foehr, the President and Chief Operating Officer of Ligand, to provide a tour of Pfenex’s labs and facilities.

Also, on June 25, 2020, William Blair and Wilson Sonsini sent the first draft of the Merger Agreement to Ligand, which draft provided for, among other things, Ligand to acquire Pfenex via a tender offer, a customary “fiduciary out” enabling the Board to entertain potential alternative, unsolicited offers following executing the Merger Agreement, as well as terms which provided flexibility for an either all-cash or a CVR purchase price structure.

On July 1, 2020, Wilson Sonsini received a revised draft of the Merger Agreement from Ligand’s outside counsel, Latham & Watkins LLP (“Latham”), which revisions re-iterated Ligand’s previous economic proposal to acquire Pfenex for $13.65 per share in cash without any CVR. Contemporaneously with the delivery of the revised Merger Agreement, representatives of Ligand communicated to William Blair that the offer contained in the revised draft Merger Agreement was Ligand’s best offer.

Following receipt of such offer, Mr. Schimmelpennink discussed Ligand’s economic proposal with members of the Strategic Transaction Committee who determined, consistent with prior deliberations by the Strategic Transaction Committee and the Board, to reject the present offer from Ligand and continue to negotiate with the expectation that Ligand would be willing and able to improve its offer.

On July 2, 2020, Pfenex management met with representatives of William Blair and Wilson Sonsini to discuss the offer. Pfenex management directed William Blair to reject the offer.

On July 4, 2020, William Blair and Barclays, engaged in a discussion about the proposed acquisition of Pfenex, and William Blair indicated that Pfenex would still require a purchase price of $15.00 per share to entertain an acquisition, which amount could either be all in cash or combined with a CVR. Barclays re-iterated that $13.65 per share in cash was Ligand’s best offer. Following this discussion, Mr. Schimmelpennink instructed William Blair, in accordance with the instruction from the members of the Strategic Transaction Committee and in an effort to improve its negotiating position and compel Ligand to improve its offer, to terminate discussions with Ligand and close the virtual data room.

Over the course of the period between July 4, 2020 and July 14, 2020, numerous discussions occurred between members of Pfenex’s management, the Board and William Blair in which it was discussed and agreed that the strategy of ceasing discussions did not appear to be compelling Ligand to return to the negotiation table and increase its offer. Over the course of these discussions and with the support of and at the direction of members of the Strategic Transaction Committee, Pfenex re-engaged with Ligand with a renewed interest in consummating a transaction at up to $14.00 per share and instructed representatives of William Blair to initiate such re-engagement.

On July 15, 2020, William Blair, at the direction of Pfenex, contacted Mr. Korenberg, to further discuss the proposed acquisition of Pfenex. In the course of such discussion, Ligand informed William Blair that it was considering re-engaging and might be willing consummate an acquisition of Pfenex for up to $14.00 per share. William Blair thereafter relayed this feedback to the Board.

On July 19, 2020, Mr. Schimmelpennink and Messrs. Korenberg and Foehr discussed Pfenex’s then-current business plans, including the latest feedback received from the FDA, Pfenex’s second quarter financial results and potential new business opportunities.

On July 22, 2020, representatives of Ligand notified representatives of Pfenex that Ligand’s board of directors had met to discuss the status of the negotiation of the transaction, and had determined that not only was $14.00 per share all-cash consideration unacceptable, but also that the previous offer of $13.65 per share all-cash consideration was too high and no longer supportable.

Following such notification, Mr. Schimmelpennink held various discussions with members of the Strategic Transaction Committee. The Strategic Transaction Committee instructed Pfenex’s management to continue to engage with Ligand and await a formal revised offer.

On July 28, 2020, Pfenex received a general advice letter from the FDA containing feedback on the methodology to be used in a new CUHF study necessary to support a TE Rating.

On July 29, 2020, Ligand verbally offered to acquire Pfenex for $12.00 per share in cash plus one CVR per share, which would represent the right to receive $2.00 in cash upon achievement of the TE Milestone.

Following such offer, Mr. Schimmelpennink held various discussions with members of the Strategic Transaction Committee, which determined that William Blair, on behalf of Pfenex, should continue to engage with Ligand on the basis of such verbal offer.

On July 29, 2020, representatives of William Blair and Mr. Korenberg engaged in telephonic discussion regarding the ongoing discussions between Pfenex and Ligand and Mr. Korenberg re-confirmed the proposed offer to acquire Pfenex for $12.00 per share in cash plus one CVR per share, which would represent the right to receive $2.00 in cash upon achievement of the TE Milestone, but verbally noted that Ligand management would be willing to discuss a proposal with Ligand’s board of directors whereby $12.25 per share would be paid in cash at closing with only $1.75 per share subject to the CVR structure.

Later on July 29, 2020, the Board held a special meeting, which was attended by representatives of Wilson Sonsini and William Blair, during which, among other things, Mr. Schimmelpennink updated the Board on recent communications with Ligand. Mr. Schimmelpennink confirmed that Ligand rejected an all-cash offer of $14.00 as previously supported by the Board. The Board reviewed and approved making a verbal offer of between $12.00 and $12.25 per share in cash plus one CVR per share, which would represent the right to receive between $1.75 and $2.00 in cash upon achievement of the TE Milestone. William Blair, Mr. Schimmelpennink and the Board then reviewed certain revenue and expense assumptions that were used as part of management’s preparation of Pfenex’s long-term projections. The Board reviewed and confirmed that the management assumptions were still appropriate and reasonable, including in light of the recent FDA feedback on the Company’s requirement to conduct an additional CUHF study for a TE Rating determination was consistent with such assumptions. The Board again discussed its views regarding Pfenex’s standalone value and the risks of continuing as a standalone enterprise, including certain regulatory risks, certain commercial risks, and the future need to raise additional capital that would be dilutive to the Company’s existing stockholders. The Board determined that it would be in the best interests of the Company’s stockholders to continue to negotiate an upfront offer price between $12.00 and $12.25 per share, plus a CVR (in an amount between $1.75 and $2.00 per share) to be paid to the Company’s stockholders upon achieving the TE Milestone, for a total deal value of $14.00 per share. In addition, Wilson Sonsini reviewed the revised draft of the definitive agreement received from Ligand’s counsel received on July 1, 2020. The Board discussed the revised price and the issues set forth in the Merger Agreement and instructed Pfenex management to continue to negotiate on the basis of the revised price. In addition, Pfenex instructed Wilson Sonsini to re-engage on the drafting of the definitive documentation, including the Merger Agreement.

On July 30, 2020, Mr. Korenberg informed representatives of William Blair that Ligand’s board of directors did not approve the revised consideration of $12.25 per share in cash plus one CVR per share, which would represent the right to receive $1.75 in cash upon achievement of the TE Milestone, and that Ligand continued to only offer its prior proposal of acquiring Pfenex for $12.00 per share in cash plus $2.00 per CVR.

Also, on July 31, 2020, Mr. Higgins emailed Mr. Schimmelpennink re-affirming that Ligand’s proposed offer to acquire Pfenex was $12.00 per share in cash plus $2.00 per CVR, and that Ligand was willing to execute a definitive agreement as soon as possible. Mr. Schimmelpennink and Mr. Higgins had further telephonic discussions regarding the parameters of a transaction and the timeline.

Following the receipt of such offer, Mr. Schimmelpennink provided the revised proposal to the Board and engaged in discussion with each member of the Board with respect thereto. The members of the Board each reiterated their approval from the July 29th meeting and agreed that Pfenex should continue to negotiate with Ligand on the basis of such revised offer.

On August 1, 2020, Mr. Schimmelpennink and Mr. Higgins had further discussions and Mr. Schimmelpennink agreed to continue negotiating a potential transaction on the basis that Ligand’s offer would be $12.00 per share in cash plus $2.00 per CVR, and that the TE Milestone achievement deadline would be extended to December 31, 2021. Mr. Higgins confirmed that Ligand had substantially completed due diligence of Pfenex and expressed its desire to move forward with execution of the Merger Agreement. Following such discussion, Mr. Schimmelpennink held discussions with members of the Strategic Transaction Committee who agreed to continue discussion on the basis of such offer, but requested that Ligand deliver such offer formally and in writing. In accordance with the Strategic Transaction Committee’s direction, Mr. Schimmelpennink instructed William Blair to request Ligand to submit this offer in writing by updating the most recent indication of interest.

On August 2, 2020, representatives of William Blair, at the direction of the Strategic Transaction Committee contacted Barclays and requested that Ligand submit the latest offer in writing.

On August 3, 2020, Ligand provided a revised indication of interest stating its offer to acquire Pfenex for $12.00 per share in cash plus one CVR per share, which would represent the right to receive $2.00 in cash payable upon the achievement of the TE Milestone by December 31, 2021.

Also, on August 3, 2020, Ligand resumed diligence and Wilson Sonsini sent a revised draft of the Merger Agreement and the initial draft of the form of CVR Agreement to Latham. From August 3, 2020 until the execution and delivery of the Merger Agreement, Pfenex and Ligand, and their respective legal counsel and other professional advisors, engaged in numerous due diligence meetings and information exchanges with respect to all customary areas of inquiry, and continued to negotiate the terms of the Merger Agreement, the CVR Agreement and other documentation.

On August 5, 2020, the Board held a regularly scheduled third quarter meeting, which was attended by certain members of Pfenex’s executive management and representatives of Wilson Sonsini, during which, among other things, Mr. Schimmelpennink and Wilson Sonsini representatives provided the Board an update on the status of definitive agreement negotiations. The Board confirmed its approval to proceed with the transaction on the terms presented to the Board.

Also, on August 5, 2020, representatives of Wilson Sonsini provided an initial draft form of the Support Agreement to representatives of Latham.

On August 6, 2020, Pfenex held its customary scheduled earnings call following the closing of market trading. As part of its earnings release, Pfenex announced that Pfenex and Merck & Co. Inc. signed a research and collaboration agreement to evaluate a specified set of proteins to be produced via the Pfenex Expression Technology platform, pursuant to which Pfenex would receive an upfront payment in the amount of $2.5 million dollars and research funding, and if the evaluation were to be successful Pfenex would potentially receive a $2.5 million dollar success fee and up to $95 million in development and sales milestones for up to three Merck products against each of the three exclusive targets. The closing trading price per Share on August 7, 2020 was $8.31.

Thereafter on August 6, 2020, representatives of Latham provided representatives of Wilson Sonsini revised drafts of the Support Agreement, Merger Agreement and the CVR Agreement. Over the course of the following days, management and legal counsel and other professional advisors of both of Pfenex and Ligand negotiated the terms and conditions of the Support Agreement, the Merger Agreement and the CVR Agreement, with particular focus on, among other things, the conditions to Ligand’s obligation to consummate the transaction, the terms of the agreement that govern Pfenex’s right to consider (and under certain circumstances accept) unsolicited competing acquisition proposals, and the size of the termination fee that is payable as a condition to Pfenex terminating the Merger Agreement to accept a superior acquisition proposal.

On August 10, 2020, the Board held a special meeting to consider the adoption and approval of the Merger Agreement and the transactions contemplated thereby, which was attended by representatives of William Blair and Wilson Sonsini. The Board then invited a representative of Wilson Sonsini to provide a presentation to the Board with respect to the Board’s fiduciary duties in the present matter. During and following such presentation, members of the Board and a representative from Wilson Sonsini discussed the Board’s fiduciary duties in connection with the potential transaction with Ligand. After a session of questions and answers, a representative of Wilson Sonsini then presented the Board with a summary of the material terms and conditions of the Merger Agreement and the transactions contemplated thereby. During and following such presentation, members of the Board and a representative from Wilson Sonsini discussed the terms and conditions of the Merger Agreement and the corresponding implications to Pfenex and its stockholders and the Board. Thereafter, the Board invited representatives of William Blair to present to the Board with respect to William Blair’s financial analysis of the transaction. During and following such presentation, members of the Board and representatives from William Blair engaged in a lengthy discussion regarding William Blair’s financial analysis, Pfenex’s then-current trading levels and the impact of the general advice letter received from the FDA on April 15, 2020. The Board then discussed the risks inherent in the CVR structure, including the possibility that the underlying milestone might not be achieved, and that Pfenex and management would not be in control of achieving this milestone. Thereafter, the Board engaged in a discussion about its views regarding Pfenex’s standalone value and the risks of continuing as a standalone enterprise, including certain regulatory risks, certain commercial risks, and the future need to raise additional capital that would be dilutive to Pfenex’s existing stockholders. A representative of William Blair subsequently rendered William Blair’s oral opinion to the Board, subsequently confirmed in writing, that as of that date and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in its written opinion, the $12.00 per share in cash plus one CVR per share, which would represent the right to receive $2.00 in cash upon achievement of an event-based milestone, to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. For more information about William Blair’s opinion, see the section of this Schedule 14D-9 captioned “Opinion of Pfenex’s Financial Advisor.” William Blair delivered its written opinion to such effect following the meeting of the Board and prior to the execution of the Merger Agreement. A representative of Wilson Sonsini next presented proposed resolutions that were previously circulated to the Board and, upon a motion duly made and seconded, among other things, the Board (1) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Pfenex and its stockholders, (2) determined that it is in the best interests of Pfenex and its stockholders, and declared it advisable, to enter into the Merger Agreement, (3) approved the execution and delivery of the Merger Agreement by Pfenex, the performance by Pfenex of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement, and (4) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer.

Later on August 10, 2020, following the Board’s approval of the Merger Agreement and transactions contemplated thereby, Pfenex, Ligand, and the other parties thereto executed and delivered the Merger Agreement and the relevant signatories executed and delivered the Support Agreement.

Thereafter on August 10, 2020, Pfenex and Ligand issued a joint press release announcing the execution and delivery of the Merger Agreement.

Reasons for the Board’s Recommendation.

In evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board consulted with Pfenex’s management team, outside legal counsel, and financial advisors. The Board has unanimously determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interest of Pfenex and its stockholders. In unanimously recommending that stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors. In making its determination, the Board focused on a number of reasons, including the following potential advantages and disadvantages; however, these reasons are not ranked and should not be quantitatively weighted;

•	The Offer Price

•

Substantial Premium. The Cash Portion of the Offer Price of $12.00 per Share represented a 56.7% premium to the closing trading price of the Shares on August 10, 2020, a 55% premium to the average closing trading price of the Shares over the 1-month trading period prior to August 10, 2020, and a 53% premium to the average closing trading price of the Shares over the 3-month trading period prior to August 10, 2020.

•	Potential to Participate in Future Benefits. If the CVR Payment Milestone is achieved, the total Offer Price value will be $14.00 per Share, which represents a 83% premium to the closing trading price of the Shares on August 10, 2020, a 80% premium to the average closing trading price of the Shares over the 1-month trading period prior to August 10, 2020, and a 78% premium to the average closing trading price of the Shares over the 3-month trading period prior to August 10, 2020.

•	Immediate Liquidity. The fact that the Cash Portion of the Offer Price will be paid in cash would provide certain, immediate value and liquidity to Pfenex’s stockholders.

•

Achievability of CVR Payment Milestone. The fact that the achievability of the CVR Milestone is largely reliant on a pre-existing relationship with a third-party and ultimately would not be reliant solely on Ligand’s efforts.

•

Best Value Reasonably Attainable. The Board believes that the Offer Price is more favorable to Pfenex’s stockholders than the potential value of remaining an independent public company, especially when viewed against the risks and uncertainties associated with Pfenex’s standalone strategy and the potential impact of such risks and uncertainties on the trading price of the Shares due, in part, to Pfenex’s loss of anticipated revenue due to the delay in obtaining TE Rating as a result of the FDA’s requirement for Pfenex to conduct an additional CUHF study; the Board believes that the Offer Price was the highest that was reasonably attainable following the culmination of discussions and negotiations with Ligand and that the Offer Price is higher than, and the transaction can be completed with greater certainty and speed than would have been achievable from other potential acquirors.

•

Pfenex’s Operating and Financial Condition; Prospects of Pfenex. The Board considered the current and historical financial condition, results of operations, business, and competitive position of Pfenex, as well as Pfenex’s financial prospects and risks if Pfenex were to remain an independent company and the potential impact of those factors on the trading price of the Shares.

•

Pfenex’s Requirement for Future Financing. The Board also took into consideration that due to the loss of anticipated revenue from the commercial sales of PF708 in 2020, Pfenex would be required to raise operating capital in the near-term through debt, equity or royalty financing or additional collaborations or strategic partnerships; the Board believed that any such financing would have a highly dilutive effect on Pfenex’s existing stockholders, might only be available on unfavorable terms, if available at all, and would not provide a long-term increase in the valuation of Pfenex for its existing stockholders.

•

Challenges in a Highly Competitive Environment. The Board considered a number of business challenges that Pfenex was facing and assessed Pfenex’s ability to successfully implement its operating plans, including the cost, risk and time associated with organically developing and/or inorganically acquiring early-stage pre-clinical programs and successfully advancing any such product candidates through clinical trials, particularly in the context of the continued uncertainty about the impact of COVID-19 and the U.S. and global economy more generally.

•

Strategic Alternatives. The Board considered (i) possible alternatives to the Offer and the Merger, including the possibility of continuing to operate Pfenex as an independent company or pursuing alternative transactions, and the desirability and risks of those alternatives, (ii) potential benefits to the Pfenex stockholders of these alternatives and the timing and likelihood of such alternatives, and (iii) the Board’s assessment that none of the alternatives was reasonably likely to present superior opportunities for Pfenex to create greater value for the Pfenex stockholders, taking into account business, competitive, financial, industry, legal, market and regulatory risks.

•

Sufficiency of Funds. The Board considered the representation of Ligand and Acquisition Sub that they would have, as of the expiration of the Offer, sufficient cash resources to (i) pay the aggregate Offer Price for all Shares validly tendered and not withdrawn pursuant to the Offer, (ii) pay the aggregate Merger Consideration, and (iii) satisfy all of Ligand’s, Acquisition Sub’s, or the Surviving Corporation’s obligations arising under or in connection with the Merger Agreement and to pay related fees and expenses required to be paid by Ligand and or Acquisition Sub pursuant to the terms of the

Merger Agreement and the CVR Agreement or the performance by Ligand or Acquisition Sub of their respective obligations under the Merger Agreement and the CVR Agreement.

•	Terms of the Transaction Documents. The terms of the Merger Agreement, including:

•

Ability to Respond to Unsolicited Competing Acquisition Proposals. The Merger Agreement permits the Board to, directly or indirectly through Pfenex’s representatives, participate, engage in or facilitate negotiations or discussions with, or furnish any non-public information to, or afford access to the business, properties, assets, books, records or other non-public information, or the personnel of Pfenex to any third party that has made a bona fide, unsolicited and written acquisition proposal that was not solicited in breach of certain provisions of the Merger Agreement if the Board determines in good faith, after consultation with Pfenex’s independent financial advisors and outside legal counsel, that (i) such acquisition proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and (ii) failure to engage in such negotiations or discussions would be inconsistent with the Board’s fiduciary duties under applicable Law, subject to certain requirements.

•

Ability to Terminate the Merger Agreement to Accept Superior Offers with a Breakup Fee. Pfenex may terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as defined in the Merger Agreement) with respect to a Superior Proposal, if (i) substantially concurrent with such termination, Pfenex enters into an Alternative Acquisition Agreement providing for a Superior Proposal that did not result from a material breach of certain provisions of the Merger Agreement, and (ii) prior to or concurrent with such termination, Pfenex pays to Ligand a termination fee of $17.5 million.

•

No Financing Condition. The fact that Ligand and Acquisition Sub’s obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing, and that Ligand and Acquisition Sub have made representations that they will have sufficient cash resources to pay fully the amounts required to be paid under the Merger Agreement.

•

Timing of Completion. The anticipated short timeframe between the signing of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which would allow Pfenex’s stockholders to receive the Cash Portion of the Offer Price in a relatively short timeframe and also reduce the amount of time in which Pfenex’s business would be subject to the potential uncertainty of closing and related disruption.

•	Specific Performance. The fact that the Merger Agreement enables Pfenex to specifically enforce Ligand’s obligations under the Merger Agreement.

•	Certain Management Projections

•

The Board considered certain financial projections for Pfenex prepared by Pfenex’s management team, which reflected certain assumptions of Pfenex’s senior management. For further discussion, see the section of this Schedule 14D-9 captioned “Projected Financial Information.”

•	Opinion of Pfenex’s Financial Advisor

•

The Board received the oral opinion of William Blair, subsequently confirmed in writing, that as of August 10, 2020 and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in its written opinion, the (i) $12.00 per Share cash consideration and (ii) the one CVR entitling the holder to an additional $2.00 per Share upon achievement of the CVR Payment Milestone to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. For more information about William Blair’s opinion, see the section of this Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—Opinion of Pfenex’s Financial Advisor.”

•

Appraisal Rights. The Board recognized that statutory appraisal rights would be available to holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by Pfenex’s management team and the Board, which included:

•

the fact that, other than with respect to the contingent Milestone Payment, stockholders will not participate in any future earnings, growth or other successes of Pfenex and will not benefit from any appreciation in value of Pfenex, including any appreciation in value that could be realized as a result of improvements to Pfenex’s operations;

•

the possibility that the TE Milestone necessary to trigger the Milestone Payment in accordance with the terms of the CVR Agreement may never be achieved, and if achieved, may not be achieved within the time frame required by the terms of the CVR Agreement;

•

the potential limitations on Pfenex’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement pursuant to which Pfenex agreed that it will carry on its business and operations in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Ligand;

•

the fact that the Merger Agreement contained covenants precluding Pfenex from actively soliciting alternative transaction proposals and the fact that Ligand is entitled to a “match right” with respect to alternative transaction proposals;

•

the possibility that the pending transactions contemplated by the Merger Agreement would require the directors, executive management and other employees of Pfenex to expend extensive time and resources and could cause significant distraction from their work during the pendency of the transactions contemplated by the Merger Agreement;

•

the possibility that the pending transactions contemplated by the Merger Agreement, any failure to consummate the transactions contemplated by the Merger Agreement, or any delay or uncertainty regarding the transactions contemplated by the Merger Agreement, would cause significant disruption to Pfenex’s business and concern amongst Pfenex’s customers, partners, suppliers, employees, investors, analysts and other third parties regarding Pfenex’s long-term business and financial prospects and ability to operate effectively as an independent company;

•	the fact that upon termination of the Merger Agreement under specified circumstances, Pfenex may be required to pay Ligand a $17.5 million termination fee;

•

the effect of the public announcement of the Merger Agreement, including effects on Pfenex’s operating results and Share price (including potential short-term volatility) and Pfenex’s ability to attract and retain key management and personnel;

•	the timing for completing the transactions contemplated by the Merger Agreement;

•	the likelihood of litigation relating to the Merger Agreement and the transactions contemplated by the Merger Agreement;

•

the treatment of the consideration to be received by the holders of Shares in the transactions contemplated by the Merger Agreement as taxable to the holders of Shares for federal income tax purposes; and

•

the risks described under the section entitled “Risk Factors” in Pfenex’s most recent filings on Forms 10-Q and 10-K, as amended, and the matters described under the section titled “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements” below.

Intent to Tender.

Each director and certain officers of Pfenex entered into a Support Agreement with Ligand and Acquisition Sub, pursuant to which each such director and officer, in his or her capacity as a stockholder of Pfenex and holder of Company Options, agreed to, among other things, and subject to the terms and conditions of the Support Agreement, tender all of their Subject Securities into the Offer. As of August 9, 2020, the Support Stockholders owned or controlled an aggregate of approximately 6% of the outstanding Shares (including those owned through the exercise of Company Options).

For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Acquisition Sub, Ligand and Certain of their Affiliates—Support Agreement” above, which is incorporated herein by reference.

Projected Financial Information.

Pfenex does not, as a matter of course, make public projections regarding future performance beyond the current fiscal year and generally does not make public projections for extended periods due to, among other reasons, the difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with its ongoing evaluation of its business, and independent of receiving expressions of interest from Ligand in 2020, Pfenex management prepared financial projections for a period of several years following 2020, which projections were, in connection with and in consideration of the transactions contemplated by the Merger Agreement, and in an effort to be consistent with the practice of similarly situated companies to capture the full projected value of the Pfenex’s business, refined and expanded to extend through the year 2038 (such financial projections, the “Financial Projections”). The Financial Projections were prepared containing adjustments and assumptions about the relative commercial and development success probability of Pfenex products. Pfenex management provided the Financial Projections to the Board and William Blair during the evaluation of the transactions contemplated by the Merger Agreement. In addition, certain portions of the Financial Projections were presented in preliminary form to Ligand, which figures, as a result of final refinement, contained de minimis changes from the Financial Projections set forth below.

To give Pfenex stockholders access to certain nonpublic information that was available to the Board and Ligand at the time of the Board’s evaluation of the transactions contemplated by the Merger Agreement, we have included the Financial Projections below. The Financial Projections were developed by Pfenex management assuming continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”). Pfenex’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Financial Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

The inclusion of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Board, Pfenex, William Blair, any of their affiliates or any director, officer, or employee of the foregoing, or any other recipient of this information considered, or now considers, the Financial Projections to be a reliable prediction of future results or any actual future events. None of Pfenex, William Blair, Ligand, any of their respective affiliates, or any director, officer, or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Financial Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable laws.

Pfenex’s actual future financial results may differ materially from those expressed or implied in the Financial Projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the Financial Projections will be realized or that Pfenex’s future financial results will not materially vary from the Financial Projections. Furthermore, while presented with numerical specificity, the Financial Projections necessarily are based on numerous assumptions, many of which are beyond our control and are difficult to predict, including general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, such as future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the August 10, 2020 announcement of the transactions contemplated by the Merger Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Financial Projections do not take into account any adverse effects that may arise out of the termination of the transactions contemplated by the Merger Agreement, and should not be viewed as accurate or continuing in that context.

The Financial Projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the Financial Projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Projections were prepared. The Financial Projections cover many years, and such information by its nature becomes less reliable with each successive year. The Financial Projections should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the Financial Projections below should not be deemed an admission or representation by Pfenex, William Blair, Ligand or any of their respective affiliates with respect to such Financial Projections or that the Financial Projections included are viewed by Pfenex, William Blair, Ligand or any of their respective affiliates as material information regarding Pfenex. Pfenex views any utility of the Financial Projections as limited by the inherent risks and uncertainties associated with such Financial Projections. The Financial Projections are being included in this Schedule 14D-9 because such Financial Projections were provided to the Board, William Blair and, in preliminary form, Ligand.

The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Pfenex contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

The Financial Projections included in this Schedule 14D-9 have been prepared by, as part of the responsibilities of, Pfenex’s management.

The following tables present the Financial Projections (which are unaudited).

	Fiscal Year Ended December 31,
(in $ millions)	2020	2021	2022	2023	2024	2025	2026	2027
Total Revenue	$14.6	$73.3	$92.9	$103.0	$98.4	$140.4	$165.7	$166.6
Total Operating Expenses	$47.0	$54.8	$60.6	$59.0	$64.1	$63.3	$64.4	$65.5
Operating Income	$(32.4)	$18.5	$32.3	$44.0	$34.3	$77.1	$101.4	$101.1

	Fiscal Year Ended December 31,
(in $ millions)	2028	2029	2030	2031	2032	2033	3034	2035
Total Revenue	$195.8	$211.1	$229.6	$189.8	$185.2	$183.2	$211.1	$229.7
Total Operating Expenses	$66.3	$67.5	$68.7	$70.0	$71.4	$72.7	$74.2	$75.7
Operating Income	$129.5	$143.6	$160.9	$119.8	$113.9	$110.5	$136.9	$154.1

	Fiscal Year Ended December 31,
(in $ millions)	2036	2037	2038
Total Revenue	$249.4	$272.4	$297.4
Total Operating Expenses	$77.2	$78.8	$80.4
Operating Income	$172.2	$193.6	$217.0

As noted above, the Financial Projections reflect numerous estimates and assumptions regarding general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control.

The Financial Projections are forward-looking statements. For information on factors that may cause Pfenex’s future results to materially vary, see “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements”.

Opinion of Pfenex’s Financial Advisor.

William Blair was retained to act as financial advisor to the Company in connection with a possible business combination. Pursuant to its engagement, the Board requested that William Blair render an opinion to the Board as to whether the Offer Price to be received by holders of Shares (other than Ligand, stockholders who have properly exercised dissenters’ rights, Acquisition Sub, or any wholly-owned subsidiary of Ligand or Acquisition Sub (the “Non-Participants”)) was fair, from a financial point of view, to such holders. On August 10, 2020, William Blair delivered its oral opinion to the Board (subsequently confirmed in its written opinion dated August 10, 2020) that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the Merger Consideration to be received by holders of common stock (other than Non-Participants) was fair, from a financial point of view, to such holders.

THE FULL TEXT OF WILLIAM BLAIR’S WRITTEN OPINION, DATED AUGUST 10, 2020, IS ATTACHED AS ANNEX A TO THIS SCHEDULE 14D-9 AND INCORPORATED INTO THIS SCHEDULE 14D-9 BY REFERENCE. YOU ARE URGED TO READ THE ENTIRE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY TO LEARN ABOUT THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY WILLIAM BLAIR IN RENDERING ITS OPINION. THE ANALYSIS PERFORMED BY WILLIAM BLAIR SHOULD BE VIEWED IN ITS ENTIRETY; NONE OF THE METHODS OF ANALYSIS SHOULD BE VIEWED IN ISOLATION. WILLIAM BLAIR’S FAIRNESS OPINION WAS DIRECTED TO THE BOARD FOR ITS USE AND BENEFIT IN EVALUATING THE FAIRNESS OF THE MERGER CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN NON-PARTICIPANTS) PURSUANT TO THE MERGER AGREEMENT AND RELATES ONLY TO THE FAIRNESS, AS OF THE DATE OF WILLIAM BLAIR’S FAIRNESS OPINION AND FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO

BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN NON-PARTICIPANTS) IN THE MERGER. WILLIAM BLAIR’S FAIRNESS OPINION DOES NOT ADDRESS ANY OTHER ASPECTS OF THE MERGER OR ANY RELATED TRANSACTION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF COMMON STOCK AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. WILLIAM BLAIR DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE MERGER. THE FOLLOWING SUMMARY OF WILLIAM BLAIR’S FAIRNESS OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ITS FAIRNESS OPINION ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX A.

In connection with William Blair’s review of the Merger and the preparation of its opinion, William Blair examined or discussed:

•	a draft of the Merger Agreement dated August 10, 2020, and William Blair has assumed that the final form of the Merger Agreement will not differ materially from such draft in any material respect;

•	a draft of the CVR Agreement dated August 10, 2020, and William Blair has assumed that the final form of the CVR Agreement will not differ materially from such draft in any material respect;

•	audited historical financial statements for the Company set forth in its public filings with the SEC for the three fiscal years ended December 31, 2017, 2018, and 2019;

•	unaudited historical financial statements of the Company set forth in its public filings with the SEC for the three- and six-month periods ended June 30, 2020;

•

certain internal business operating and financial information and risk-adjusted forecasts of the Company for the fiscal years ending December 31, 2020 through December 31, 2038, including certain estimates as to potentially realizable net operating loss carryforwards expected to be utilized by the Company, prepared by the senior management of the Company and the final versions of which were provided to William Blair on August 4, 2020 (the “Forecasts”);

•

the probability of achievement of the CVR Payment Milestone on March 31, 2021 (the “CVR Probabilities”), prepared by the senior management of the Company and provided to William Blair on August 4, 2020;

•	certain information regarding publicly available financial terms, including the financial position and operating results, of certain other transactions William Blair deemed relevant;

•	information regarding certain other publicly traded companies that William Blair deemed relevant;

•	current and historical market prices and trading volumes of shares of common stock; and

•	certain other publicly available information on the Company.

William Blair also held discussions with members of the senior management of the Company to discuss the foregoing, considered other matters that it deemed relevant to its analysis, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of its fairness opinion including, without limitation, the Forecasts provided by the senior management of the Company. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of the Company. William Blair was advised by the senior management of the Company that the Forecasts examined by William Blair were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, William Blair assumed, with the consent of the Board, that (i) the Forecasts would be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company were as set forth in the Company’s financial statements or other information made available to William Blair. William Blair did not express an opinion with respect to the Forecasts or the estimates and judgments on which they were based. In connection with William Blair’s financial analyses, William Blair applied the assessments of the management of the Company related to the CVR Probabilities. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the Merger Consideration payable to the Company’s other shareholders. William Blair’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of its opinion. It should be understood that, although subsequent developments may affect William Blair’s opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. William Blair did not make any determinations as to legal matters related to the Merger. William Blair assumed that the terms of the Merger Agreement, when executed, would conform in all material respects to the terms reflected in the August 10, 2020 draft of the Merger Agreement reviewed by William Blair and that the Merger would be consummated in accordance with applicable laws and on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its fairness opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair.

Selected Publicly Traded Companies Analysis

William Blair reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for publicly traded biopharma companies with similar business models and financial profiles that William Blair deemed relevant. The companies selected by William Blair were: (i) Alkermes plc, (ii) Eagle Pharmaceuticals, Inc., (iii) Enanta Pharmaceuticals, Inc., (iv) Halozyme, Inc., (v) Ligand Pharmaceuticals Incorporated, and (vi) Xencor, Inc., which six companies William Blair deemed appropriate comparisons to Pfenex based on the foregoing factors. William Blair considered the enterprise value for each company (including the Company), which William Blair calculated as the equity value of the company, plus total debt, minority interest and preferred stock, less cash and cash equivalents. The equity value of each company was calculated using the closing stock price as of August 7, 2020 (the latest practicable trading day for reference prior to the entry into the Merger Agreement), multiplied by the total diluted shares outstanding (using the most recent publicly available information as of August 7, 2020). William Blair considered the enterprise value as a multiple of (i) calendar year 2022 expected (“CY 2022E”) revenue and (ii) calendar year 2023 (“CY 2023E”) expected revenue based on consensus estimates for each company. William Blair then used the implied enterprise value based on an implied value per share in the Merger of $13.65 (which represents the Cash Portion plus a present value of $1.65 of CVR Portion assuming a CVR payment date of March 31, 2021 and based on the CVR Probabilities (the “Implied Merger Consideration”) to derive implied valuation multiples for the Company for CY 2022E and CY 2023E revenue based consensus estimates and the Forecasts. William Blair compared the multiples implied for the Company based on the Implied Merger Consideration to the range of trading multiples of the aggregate group of selected publicly traded biopharma companies. Information regarding the multiples derived from William Blair’s selected public company analysis is set forth in the following table.

	Implied Transaction Multiple	Selected Public Company Valuation Multiples
		Min	Mean	Median	Max
Enterprise Value / CY 2022E Revenue
Consensus Estimate	6.55x	2.30x	6.34x	6.65x	11.39x
Management Forecast	4.74x	2.30x	6.34x	6.65x	11.39x
Enterprise Value / CY 2023E Revenue
Consensus Estimate	5.31x	2.14x	4.91x	4.83x	7.75x
Management Forecast	4.28x	2.14x	4.91x	4.83x	7.75x

William Blair noted that, with respect to the enterprise value CY 2022E and CY 2023E revenue multiple, the analyzed implied valuation multiple for the Company based on the Implied Merger Consideration was within the range of multiples of the selected publicly companies.

Although William Blair compared the trading multiples of the selected public companies to those implied for the Company, none of the selected public companies is directly comparable to the Company. Accordingly, any analysis of the selected public companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of trading multiples of the selected public companies.

Selected Precedent Transactions Analysis

William Blair performed an analysis of four selected transactions that closed subsequent to January 1, 2010 that involved the acquisition of companies William Blair deemed relevant. William Blair’s analysis was based solely on publicly available information regarding such transactions. Although none of the companies or transactions used in this analysis is directly comparable to the Company or the Merger, the companies included in the selected transactions above were chosen by William Blair, among other reasons, because they are biopharmaceutical companies with certain business, operational, and/or financial characteristics that, for purposes of William Blair’s analysis, may be considered similar to those of the Company. As noted in the section of this Schedule 14D-9 under the caption “—Background of the Merger,” some of the characteristics of Pfenex relevant to this analysis included the development status of Pfenex’s early-stage development programs, Pfenex’s lack of any programs which would be subject to near-term clinical trials, Pfenex’s out-licensing of its later stage assets, and Pfenex’s current and future revenue streams. William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available. The selected transactions were not intended to be representative of the entire range of possible biopharma transactions. The transactions examined were (identified by target/acquirer and month and year of announcement):

•	Corium / Gurnet Point Capital (October 2018)

•	Medicago / Mitsubishi Tanabe Pharma (July 2013)

•	Icagen / Pfizer (June 2011)

•	Penwest Pharmaceuticals / Endo (August 2010)

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of CY plus two years revenue and CY plus three years revenue based on consensus estimates at the time of announcement for each respective transaction. William Blair considered the transaction multiples for the Company for CY 2022E and CY 2023E revenue-based consensus estimates and the Forecasts and compared such multiples to the resulting range of transaction multiples. Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following table:

	Implied Transaction Multiple	Range of Selected Precedent Transaction Valuation Multiples

Multiple		Min	Mean	Median	Max
Enterprise Value / CY +2 Revenue
Consensus Estimate	6.55x	1.67x	4.57x	4.04x	8.52x
Management Forecast	4.74x	1.67x	4.57x	4.04x	8.52x
Enterprise Value / CY +3 Revenue
Consensus Estimate	5.31x	1.36x	3.77x	2.76x	8.19x
Management Forecast	4.28x	1.36x	3.77x	2.76x	8.19x

William Blair noted that the implied transaction multiples of CY 2022E and CY 2023E revenue based on consensus estimates and the Forecasts for the Company based on the Implied Merger Consideration was within the range of multiples of the selected transactions.

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiple of the Company, none of these transactions or associated companies is identical to the Company or the transactions contemplated by the Merger Agreement. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of the Company versus the values of the companies in the selected transactions.

Discounted Cash Flow Analysis

William Blair utilized the Forecasts to perform a discounted cash flow analysis of the Company’s projected future free cash flows for the fiscal years ending December 31, 2020 through December 31, 2038. Using the discounted cash flow methodology, William Blair calculated the present values of the projected after-tax unlevered free cash flows for the Company. In this analysis, William Blair exercised its professional judgment, based on its experience and expertise, and calculated the assumed terminal value of the Company by utilizing a perpetuity growth rate of (80.0%). To discount the projected unlevered free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 11.5% to 13.5%. The discount rate range was derived based upon a weighted average cost of capital using the capital asset pricing model.

William Blair aggregated the present value of the after-tax unlevered free cash flows over the applicable forecast period, after giving effect to the present value of the potential tax savings expected to result from the utilization of the Company’s federal net operating losses, and the present value of the assumed terminal value. William Blair then derived a range of implied equity values per share by adding the Company’s net cash as of June 30, 2020 and dividing such amount by the Company’s total diluted shares outstanding as of August 3, 2020, as adjusted to take into account the impact of dilutive securities based on the treasury stock method at the implied share price. This analysis resulted in a range of implied equity values of $12.28 to $14.08 per share, as compared to the Implied Merger Consideration of $13.65 per share.

M&A Premiums Paid Analysis

William Blair reviewed data from 196 acquisitions of U.S. publicly traded companies announced across all industries since January 1, 2014 in which 100% of the target’s equity was acquired with equity values between

$250 million and $750 million. Specifically, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week, one month, 60 days, 90 days, 180 days, 270 days and 365 days prior to the announcement of each transaction. William Blair compared the range of resulting per share common share price premiums for the reviewed transactions to the premiums implied by the Implied Merger Consideration based on common stock prices one day, one week, one month, 60 days, 90 days, 180 days, 270 days and 365 days prior to each of August 7, 2020 (the latest practicable trading day for reference prior to the entry into the Merger Agreement). Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following tables:

Period	Implied Premium at $13.65 / share	Premiums Paid Data Percentile
		10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	64.2%	(2.9)%	6.6%	14.4%	20.2%	25.8%	34.1%	40.8%	49.0%	74.2%
One Week Prior	92.5%	(2.2)%	8.9%	16.6%	21.0%	28.3%	35.5%	41.0%	48.5%	72.2%
One Month Prior	70.4%	1.0%	10.2%	15.5%	21.3%	27.5%	35.6%	42.4%	54.5%	76.6%
60 Days Prior	53.9%	(1.0)%	8.9%	16.3%	23.2%	29.9%	35.4%	44.6%	58.2%	84.4%
90 Days Prior	112.3%	(6.4)%	10.1%	17.4%	25.5%	34.4%	39.6%	46.5%	59.7%	80.0%
180 Days Prior	7.4%	(11.0)%	4.3%	14.5%	22.5%	31.0%	40.7%	51.1%	64.8%	93.4%
270 Days Prior	40.1%	(11.4)%	2.2%	9.6%	18.5%	31.2%	40.0%	53.9%	66.8%	93.8%
365 Days Prior	116.6%	(18.8)%	(5.0)%	7.3%	20.5%	29.3%	38.3%	50.6%	68.0%	114.8%

General

This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the Implied Merger Consideration and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Merger Consideration to be received by the holders of common stock (other than Non-Participants). Rather, in rendering its oral opinion on August 10, 2020 (subsequently confirmed in its written opinion dated August 10, 2020) to the Board, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Merger Consideration to be received by the holders of common stock (other than Non-Participants) was fair, from a financial point of view, to such holders, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed transaction under the Merger Agreement. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of the Company or Ligand for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. The Board hired William Blair based on its deep understanding of the Company’s business (including as a result of its role in the Company’s initial public offering in 2014 and various follow-on and at-the-market offerings thereafter, including those early in 2020), and that William Blair had a significant wealth of experience in both the life science industry and in transactions of this type.

Fees

Pursuant to a letter agreement dated May 26, 2020, a fairness opinion fee of $2 million became payable to William Blair upon delivery of its fairness opinion. A fee of approximately $5,474,095, less any fairness opinion fee previously paid to William Blair, will become payable to William Blair upon the consummation of the Merger. An additional approximately $972,856 will become payable to William Blair if and when the CVR Portion is paid to holders. No portion of the fees payable to William Blair were contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, the Company agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services and to indemnify William Blair against certain potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Under the terms of William Blair’s engagement, Pfenex has agreed to pay William Blair approximately $6.4 million, $2 million of which became payable in connection with the delivery of William Blair’s opinion, regardless of the conclusion reached therein, and approximately $972,856 of which is payable upon the achievement of the CVR Payment Milestone. The remainder of such amount is contingent upon consummation of the Merger. In addition, Pfenex has agreed to reimburse William Blair for its reasonable out-of-pocket expenses incurred in connection with William Blair’s engagement (and prior to the date of this Schedule 14D-9, Pfenex had reimbursed William Blair for a portion of such expenses in an amount equal to $6,277.68) and to indemnify William Blair and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons against specified liabilities arising out of, related to or in connection with William Blair’s engagement.

Additional information pertaining to the retention of William Blair by the Company set forth in Item 4 of this Schedule 14D-9 under the captions “Recommendation of the Board” and “Opinion of Pfenex’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Pfenex nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Pfenex on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

Other than the scheduled vesting of Company Options, no transactions with respect to Shares have been effected by Pfenex or, to the knowledge of Pfenex, by any of its executive officers, directors, or affiliates during the 60 days prior to the date of this Schedule 14D-9, except that each of Messrs. Brenner, Campbell, Grenfell-Gardner, Lucy, Schimmelpennink, Schneider, Scranton, Taylor and Mmes. Marquet and Masuoka, each in his or her capacity as a stockholder and optionholder of Pfenex, entered into the Support Agreement.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Pfenex is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Pfenex, any of Pfenex’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Pfenex or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Pfenex or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Pfenex.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Pfenex has agreed that from the date of the Merger Agreement until the earlier of the date, if any, on which the Merger Agreement is terminated and the Effective Time, Pfenex will not, directly or indirectly, among other things, solicit, initiate, knowingly induce, knowingly cause, knowingly encourage or knowingly take any other action designed to facilitate or assist the submission of any alternative transaction proposals from third parties. In addition, Pfenex has agreed to certain procedures that it must follow in the event Pfenex receives an unsolicited alternative transaction proposal, including the payment of a $17.5 million termination fee in the event that Pfenex terminates the Merger Agreement in connection with entering into any agreement with respect to any such proposal that is superior to the Acquisition Sub’s proposal. See Section 11 of the Offer to Purchase, which is entitled “The Merger Agreement; Other Agreements,” which is incorporated herein by reference.

Item 8. Additional Information.

Conditions of the Offer.

The information set forth in Section 15 – “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Arrangements with Directors and Executive Officers of Pfenex.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Pfenex” is incorporated herein by reference.

Golden Parachute Compensation.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Pfenex—Golden Parachute Compensation” is incorporated herein by reference.

William Blair.

The information set forth under “Item 3. Past Contact, Transactions, Negotiations and Agreements—William Blair” is incorporated herein by reference.

Regulatory Approvals.

General.

Pfenex is not aware of any governmental license or regulatory permit that appears to be material to Pfenex’s business that might be adversely affected by the acquisition by Acquisition Sub or Ligand of the Shares pursuant to the Offer or the Merger or, except as described below, of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for Acquisition Sub’s or Ligand’s acquisition or ownership of the Shares pursuant to the Offer or the Merger, as applicable. Should any of these approvals or other actions be required, Pfenex, Ligand, and Acquisition Sub currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken, that adverse consequences would not result to Pfenex’s business, or (c) certain parts of Pfenex’s or Ligand’s, or any of Ligand’s subsidiaries’, businesses, would not have to be disposed of or held separate, or other actions would need to be taken, or restrictions accepted, in order to obtain any of these approvals or other actions. Acquisition Sub’s obligation under the Offer to accept for exchange and pay for the Shares is subject to certain conditions. See Section 15 of the Offer to Purchase, which is entitled “Conditions to the Offer,” which is incorporated herein by reference.

Subject to the terms and conditions of the Merger Agreement, Ligand and Acquisition Sub have agreed to each take all steps they are capable of taking to avoid or eliminate impediments under any applicable law that may be asserted by the FTC, the DOJ or any other governmental body with respect to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby so as to enable the closing to occur as promptly as reasonably practicable and, in any event, prior to 11:59 p.m. on February 10, 2021 (the “Termination Date”).

Notwithstanding the foregoing, Ligand and Acquisition Sub will not be required to (and Pfenex will not be permitted to without prior written consent from Ligand), among other things: (i) defend, contest or resist through a legal proceeding any claim, complaint, or legal proceeding, (ii) propose, negotiate, offer to commit to or effect, the sale, divestiture or disposition of assets or businesses of Ligand or its affiliates or Pfenex or its subsidiaries, including effecting any internal corporate restructuring, or take or commit to take any other action or condition which would limit the freedom of action with respect to, or the ability to retain, any of the businesses, services or assets of Ligand or its affiliates or Pfenex or its subsidiaries, or (iii) propose, negotiate, offer to commit to or effect any other condition, action, non-action, restriction or limitation of any kind in order to avoid an injunction, temporary restraining order, or other legal proceeding or condition which would otherwise have the effect of preventing or delaying the closing beyond the Termination Date. Notwithstanding the foregoing, at the request of Ligand, Pfenex will agree to take or commit to take any of the actions described in clauses (i) to (iii) above; provided, that any such action will be conditioned upon the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

HSR Act.

Under the HSR Act and the related rules that have been promulgated thereunder, the Offer may not be completed until each of Ligand and Pfenex files a Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) under the HSR Act, and the applicable waiting period has expired or been terminated, which is also a condition to the consummation of the Offer.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files its Notification and Report Form to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

On August 24, 2020, Ligand and Pfenex each filed a Premerger Notification and Report Form (“HSR Notice”) with the FTC and the Antitrust Division of the DOJ in connection with the Offer. Based on the August 24, 2020 filing, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on September 8, 2020, unless the HSR Notice is withdrawn, the HSR Notice is withdrawn and re-filed or the waiting period is terminated or extended by a request for additional information and documentary material from the FTC or the Antitrust Division of the DOJ prior to that time.

At any time before or after consummation of the transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including but not limited to seeking to enjoin the completion of the Offer or the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any U.S. state agency or regulatory or foreign antitrust authority could take such action under the antitrust laws as it deems necessary. Such action could include, but is not limited to, seeking to enjoin the completion of the Offer or the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

While we believe that the consummation of the Offer will not violate any U.S. federal or state, or foreign, antitrust laws, there can be no assurance that a challenge to the transactions on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Acquisition Sub purchases Shares in the Offer and the Merger is consummated, holders of Shares will be entitled to seek appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, and as described further herein. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX B. UNLESS THE CONTEXT REQUIRES OTHERWISE, ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES.

Under the DGCL, if the Merger is completed, holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL to submit a written demand for appraisal of such holder’s Shares; (iii) continuously are the record holders of such Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights; and (v) otherwise comply with the procedures and satisfy certain ownership thresholds set forth in Section 262, in each case in accordance with the DGCL, will, if certain other conditions are met, be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, upon the amount determined to be the fair value. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who asserted appraisal rights unless (a) the total number of shares entitled to appraisal rights exceeds 1% of the outstanding shares of Pfenex capital stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of such shares exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, and except as provided in subsection (h) of Section 262, interest on the amount determined to be the “fair value” of the shares will accrue and compound quarterly from the effective time of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

ANY HOLDER OF SHARES WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO, SHOULD REVIEW THIS DISCUSSION AND ANNEX B CAREFULLY BECAUSE FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Pfenex stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Pfenex stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i) within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Pfenex at Pfenex Inc., 1011 McCarthy Boulevard, Milpitas, CA 95035, Attention: Corporate Secretary, a written demand for appraisal of the Shares held, which demand must reasonably inform Pfenex of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii) not tender his, her or its Shares in the Offer, withdraw his, her or its demand or otherwise lose his, her or its appraisal rights;

(iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

(iv) comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, either each constituent corporation that previously sent notice of appraisal rights shall give a second notice before the effective date of the merger notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or the Surviving Corporation will give an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to all such holders of Shares; provided, however, that if such second notice is sent later than the later of the consummation of the Offer and 20 days after the date of this Schedule 14D-9, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to Pfenex pursuant to Section 262 and as described herein.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 may result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial holder desiring appraisal who holds Shares through a nominee holder such as a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct the nominee holder that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Pfenex of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders who did not tender in the Offer and demand appraisal. If no such petition is filed within the 120-day period or if neither of the ownership thresholds is satisfied, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Pfenex as the Surviving Corporation is under no obligation, and has no present intention, to file such a petition and holders should not assume that Pfenex will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock, as such term is defined in Section 251(h) of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given (i) within ten days after a written request therefor has been received by the Surviving Corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to provide the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by mail to the Surviving Corporation and the Pfenex stockholders shown on the Verified List at the addresses stated therein in accordance with Section 262. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery will dismiss appraisal proceedings as to all Pfenex stockholders who assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Pfenex capital stock measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, and that at least one of the ownership thresholds above has been satisfied in respect of the Pfenex stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the Surviving Corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Although Pfenex believes that the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Pfenex nor Ligand anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and each of Pfenex and Ligand reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, so long as one of the ownership thresholds are met, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price, without interest.

At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Business Combination Statute.

Section 203 of the DGCL generally prohibits an “interested stockholder” (which generally includes any person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii) the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Neither Ligand nor Acquisition Sub is, nor at any time for the past three years has been, an “interested stockholder” of Pfenex as defined in Section 203 of the DGCL. In addition, in connection with its approval of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board adopted a resolution approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreements, for purposes of Section 203 of the DGCL.

Stockholder Approval Not Required.

If the Offer is consummated, Pfenex does not anticipate seeking the approval of Pfenex’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a publicly-traded corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Acquisition Sub consummates the Offer, the Merger Agreement contemplates that the parties may effect the closing of the Merger without a vote of the stockholders of Pfenex in accordance with Section 251(h) of the DGCL.

Legal Proceedings.

There are currently no legal proceedings relating to the Offer or the Merger, but legal proceedings arising out of or relating to the transaction contemplated by the Merger Agreement may be filed in the future.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9 contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, the section “Item 4. The Solicitation or Recommendation—Projected Financial Information,” as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Pfenex’s views and assumptions regarding future events as of the time such statements are being made. Such forward-looking statements are subject to inherent risks and uncertainties.

Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the outcome of legal proceedings that may be instituted against Pfenex and/or others relating to the transaction; the possibility that competing offers will be made, risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; as well as those described in cautionary statements contained elsewhere herein and in Pfenex’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Pfenex’s most recent annual report on Form 10-K, and any subsequent reports on Form 10-Q or form 8-K filed with the SEC, and this Schedule 14D-9 and other documents filed by Pfenex. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Pfenex’s expectations as of the date of this report. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC at the investor relations section of Pfenex’s website at pfenex.investorroom.com. While Pfenex may elect to update any such forward-looking statements in the future, Pfenex specifically disclaims any obligation to do so, even if expectations change, except as required by law.

Where You Can Find More Information

Pfenex is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Pfenex is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Pfenex. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at www.sec.gov.

The SEC allows Pfenex to “incorporate by reference” information into this Schedule 14D-9, which means that Pfenex can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Pfenex incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 11, 2020;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 7, 2020;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed on August 6, 2020;

•	Current Reports on Form 8-K filed on April 14, 2020, April 23, 2020, May 7, 2020, May 11, 2020, June 12, 2020, June 26, 2020, August 6, 2020, August 11, 2020; and

•	Definitive Proxy Statement for Pfenex’s 2020 Annual Meeting, filed on April 1, 2020.

Pfenex also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated August 31, 2020, (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Ligand Pharmaceuticals Incorporated with the SEC on August 31, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Ligand Pharmaceuticals Incorporated with the SEC on August 31, 2020).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Ligand Pharmaceuticals Incorporated with the SEC on August 31, 2020).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Ligand Pharmaceuticals Incorporated with the SEC on August 31, 2020).

(a)(1)(E)	Letter to Clients for Use by Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Ligand Pharmaceuticals Incorporated with the SEC on August 31, 2020).

(a)(1)(F)	Summary Advertisement as published in the New York Times on August August 31, 2020, (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Ligand Pharmaceuticals Incorporated with the SEC on August 31, 2020).

(a)(2)*	Letter to stockholders of Pfenex, Inc.

(a)(5)(A)	Joint Press Release of Pfenex Inc. and Ligand Pharmaceuticals Incorporated dated August 10, 2020 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Pfenex Inc. with the SEC on August 10, 2020).

(a)(5)(B)	Social media content issued on August 10, 2020 by Ligand Pharmaceuticals Incorporated (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).

(a)(5)(C)	Form of email to Pfenex Inc. partners, first used August 10, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).

(a)(5)(D)	Pfenex Inc. Employee Q&A, first used August 10, 2020 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).

(a)(5)(E)	Pfenex Inc. Employee Townhall Slides, first used August 10, 2020 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).

(a)(5)(F)	Form of email to Pfenex Inc. employees regarding ESPP, first used August 10, 2020 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).

(a)(5)(G)	Form of email to Pfenex Inc. employees regarding ESPP, first used August 13, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 13, 2020).

(a)(5)(H)	Press release issued by Ligand Pharmaceuticals Incorporated announcing commencement of the Offer on August 10, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).

(a)(5)(I)	Notice to Optionholders and Employee FAQ, first used August 21, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 24, 2020).

Exhibit No.	Description

(a)(5)(J)	Opinion of William Blair & Company, L.L.C. dated August 10, 2020 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger dated August 10, 2020, by and among Pfenex Inc., Ligand Pharmaceuticals Incorporated and Pelican Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pfenex Inc. with the SEC on August 10, 2020).

(e)(2)	Confidentiality Agreement dated May 20, 2020, by and between Pfenex Inc. and Ligand Pharmaceuticals Incorporated (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Ligand Pharmaceuticals Incorporated with the SEC on August 31, 2020).

(e)(3)	Tender and Support Agreement, dated August 10, 2020, by and among Ligand Pharmaceuticals Incorporated, Pelican Acquisition Sub, Inc., Evert Schimmelpennink, Martin Brenner, Patrick K. Lucy, Shawn Scranton, Robin D. Campbell, Jason Grenfell-Gardner, Magda Marquet, Lorianne Masuoka, Phillip Schneider and John M. Taylor (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Pfenex Inc. with the SEC on August 10, 2020).

(e)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).

(e)(5)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to Form 10-K filed with the SEC by the Company on March 11, 2020).

(e)(6)	Employment Agreement between Pfenex Inc. and Evert B. Schimmelpennink, dated as of August 3, 2017 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC by the Company on August 3, 2017).

(e)(7)	Employment Agreement between Pfenex Inc. and Shawn Scranton, effective as of October 1, 2018 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC by the Company on September 11, 2018).

(e)(8)	Employment Agreement between Pfenex Inc. and Patrick Lucy, dated as of June 20, 2014 (incorporated by reference to Exhibit 10.23 to Form S-1 filed with the SEC by the Company on June 23, 2014).

(e)(9)	Employment Agreement between Pfenex Inc. and Martin Brenner, effective as of March 18, 2019 (incorporated by reference to Exhibit 10.5 to Form 10-Q filed with the SEC by the Company on May 9, 2019).

(e)(10)	Amended and Restated 2014 Equity Incentive Plan of Pfenex Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC by the Company on May 9, 2019).

(e)(11)	Pfenex Inc. 2009 Equity Incentive Plan (incorporated by referenced to Exhibit 10.1 to form S-1 filed with the SEC by the Company on May 5, 2014).

(e)(12)	Pfenex Inc. 2016 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to form 10-Q filed with the SEC by the Company on November 9, 2016).

(e)(13)	Pfenex Inc. 2014 Employee Stock Purchase Plan (incorporated by referenced to Exhibit 10.3 to form S-1/A filed with the SEC by the Company on July 7, 2014).

*	Filed herewith

Annex A

August 10, 2020

Pfenex Inc.

Board of Directors

10790 Roselle Street

San Diego, California 92121

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares (collectively the “Stockholders”) of common stock par value $0.001 per share (each, a “Share”), of Pfenex Inc. (the “Company”) of the $12.00 per share in cash proposed to be paid to the Stockholders (other than (i) Stockholders who have properly exercised dissenters’ rights (“Dissenting Shares”) and (ii) PARENT, a Delaware corporation (“Parent”), ACQUISITION SUB, a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”), or the Company, or any wholly-owned subsidiary of Parent or Acquisition Sub (collectively, the “Cancelled Company Shares”), in each case immediately prior to the commencement of the Tender Offer (as defined below)), pursuant to the Agreement and Plan of Merger, dated as of August 10, 2020, by and among, Parent, Acquisition Sub and the Company (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding Shares for (i) $12.00 per Share in cash (the “Cash Consideration”) and (ii) one contractual contingent value right per share (a “CVR”) issued by the Company pursuant to the CVR Agreement (as defined in the Merger Agreement) entitling the holder to an additional $2.00 per Share in cash payable upon achievement of the CVR Payment Milestone (as defined in the CVR Agreement) (the “CVR Consideration” and, together with the Cash Consideration, the “Merger Consideration”). The Merger Agreement further provides that following the completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding Share (other than Dissenting Shares and Cancelled Company Shares) will be cancelled and converted into the right to the Merger Consideration. The terms and conditions of the Transaction are set forth more fully in the Merger Agreement and the CVR Agreement.

In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined: (a) the draft Merger Agreement, dated August 10, 2020, and we have assumed that the final form of the Merger Agreement will not differ from such draft in any material respect; (b) a draft of the CVR Agreement, dated August 10, 2020, and we have assumed that the final form of the CVR Agreement will not differ from any such draft in any material respect; (c) audited historical financial statements of the Company included in its filings with the Securities and Exchange Commission (the “SEC”) as of and for the three fiscal years ended December 31, 2019, 2018 and 2017; (d) unaudited financial statements of the Company included in its filings with the SEC as of and for the three and six months ended June 30, 2020; (e) certain internal business, operating and financial information and risk-adjusted forecasts of the Company for the fiscal years ending December 31, 2020 through December 31, 2038, including certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by the Company (the “Forecasts”), prepared by the senior management of the Company and provided to us on August 4, 2020; (f) the probability of achievement of the CVR Payment Milestone on March 31, 2021 (the “CVR Probabilities”), prepared by the senior management of the Company and provided to us on August 4, 2020; (g) information regarding publicly available financial terms of certain other transactions we deemed relevant; (h) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (i) current and historical market prices and trading volumes of the common stock of the Company; and (j) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that, (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. In connection with our financial analyses, we have applied the CVR Probabilities to derive a value for the CVR Consideration, which value was reviewed and approved by management of the Company for purposes of performing our financial analyses in connection with rendering this opinion. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the compensation to other stockholders. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have not made any determinations as to legal matters related to the Transaction, and have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or other parties involved in the Transaction for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We are familiar with the Company, having provided certain investment banking services to the Company from time to time, including serving as a sales agent for its $60 million at-the-market equity offering program pursuant to a prospectus supplement dated May 7, 2020. We have not provided investment banking services to Parent. We have acted as the investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the stockholders of the Company of the Merger Consideration in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger and this opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the stockholders by the Company with respect to the Merger. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Agreement is fair, from a financial point of view, to the Stockholders (other than Dissenting Shares and Cancelled Company Shares).

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.

Annex B

Section 262 of the General Corporation Law of the State of Delaware.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §  363(a) of this title, appraisal rights shall be available as contemplated by §  363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PFENEX INC.

By:	/s/ Evert B. Schimmelpennink
Name: Evert B. Schimmelpennink
Title: Chief Executive Officer & President

Dated: August 31, 2020